U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

INTEGRATED PHARMACEUTICALS, INC.
(Name of Small Business Issuer in its charter)

Idaho	04-3413196
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

310 Authority Drive
Fitchburg, MA 01420
(Address of principal executive offices) (Zip Code)

(978) 696-0020
(Issuer's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None	None
Title of each class to be so registered	Name of each exchange on which each
class is to be registered

Securities registered under Section 12(g) of the Act:

Common Stock, par value $.01 per share
Title of class
2006 Common Stock Purchase Warrants
Title of class

INTEGRATED PHARMACEUTICALS, INC.

Amendment No. 1 to
FORM 10-SB

NOTE REGARDING FORWARD-LOOKING STATEMENTS
Except for statements of historical fact, certain information described in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. It is advised to read the statements that contain these words carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. Integrated Pharmaceuticals, Inc. believes that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," within the section “Description of Business” as well as any cautionary language in this Form-10SB, provide examples of risks, uncertainties and events that may cause our actual results and achievements expressed or implied to differ materially from the expectations we described in our forward-looking statements. Integrated Pharmaceuticals, Inc. believes that before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this Form 10SB could have a material adverse effect on our business, results of operations and financial position.

(i)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business Development

Integrated Pharmaceuticals, Inc. (“IntePharm,” “we” or the “Company”) was incorporated in Idaho in August 1969 as an exploratory mining company. In the late 1990s, our mining prospects appeared dim, and our board of directors decided to change our business focus. In 2000, we acquired Advanced Process Technologies, Inc., a Massachusetts corporation (“APTI”), in a share exchange in which 6,000,000 shares of IntePharm common stock were issued to the founders and a director of APTI, resulting in their ownership of about 82.5% of our common stock. As a result, we were transformed from a mining exploration company with no business activity or prospects into a biotechnology company with strong research and development capabilities. From 2001 through January 2003, we engaged in contract research and development related to the production of pre-clinical therapeutic proteins for treatment of cancer, angiogenesis and osteoporosis. In January 2003, we decided to concentrate primarily on the development of our own technology and production capacity. We changed our business model in this manner so that we could retain for our own uses the intellectual property we develop and commercialize our proprietary technologies with production facilities that we hoped to develop. During 2003 and 2004, we directed our efforts towards the establishment of a production facility and raising capital to finance that facility and its operations.

We have not been involved in any bankruptcy, receivership or similar proceedings during the last three years.

Business of the Issuer

We are a development stage biotechnology company dedicated to the production of pharmaceuticals, specialty chemicals and compounds for the pharmaceutical, neutraceutical and food industries. We focus on compounds that have proven therapeutic or nutritional value in humans, plants and/or animals, but our products also have industrial uses.  We use new technologies to make very high quality products faster and less expensively than our competitors. We expect to be a bulk supplier of our products, and to sell them principally to businesses, not to individual consumers.

Our patented production process is superior to conventional production processes because our processes consume less energy and generate less waste. Conventional processes require more machinery and waste handling equipment than ours. Consequently, our process is less capital-intensive and less polluting. Because of these advantages, we believe that we can make these products at lower cost than our competitors, sell the products at competitive prices, and maintain good margins.

(1)

Our officers have experience in building and operating biopharmaceutical and chemical production facilities. Using our scientific backgrounds, we have developed an expertise in improving production processes. We have two U.S. patents in this field.

We have in-house research and development capabilities with expertise in advanced biology, chemistry, chemical engineering, metabolic engineering, bioprocess engineering, and computer simulation science. By “metabolic engineering”, we mean the quantitative understanding of cell functions as integrated molecular systems. By “bioprocess engineering”, we mean the design of cellular systems for use in bioreactors, taking into account the special challenges of technical production processes. And by “computer simulation science,” we mean the discipline of designing a model of an actual or theoretical physical system, executing the model on a digital computer, and analyzing the execution output. We use the results obtained through the application of this expertise for the development of efficient production programs.

Principal Products

Currently, our product line consists of gluconic acid and gluconate derivatives. Our patented production processes results in gluconate products of exceptional purity. Gluconate derivative products are used in a wide range of pharmaceutical, nutraceutical, food and industrial products. Our product mix includes:

(1)	Glucono-delta lactone, a substance that is used in the pharmaceutical, neutraceutical, bakery and dairy industries. For example, this product is used to extend the shelf life of doughnuts.

(2)	Calcium gluconate, which is a dietary supplement used to treat calcium deficiencies which, among other things, can lead to osteoporosis.

(3)	Potassium gluconate, which is used to treat potassium deficiencies resulting from dialysis and end stage renal disease.

(4)	Zinc gluconate, which can be used in lozenges to treat the symptoms of common colds, as anti-viral compounds in contraceptive devices, and in cosmetics.

(5)	Magnesium gluconate, which can be used in human nutraceuticals and as a veterinary feed supplement. It also improves the metabolic pathway for better absorption for calcium for osteoporosis patients.

(6)	Ferrous gluconate, which can be used to deliver iron in the treatment of anemia in humans; and in the pork and poultry business.

(7)	Copper gluconate, which has applications food, cosmetic and oral health care market segments.

(8)	Gluconic acid, which is used in the food and beverage industry and as a pharmaceutical additive/bulking agent.

(9)	Sodium gluconate, which is used as a component in industrial cleaning agents used to clean metal and glass, and in paint removal.

(2)

We are currently making production samples of many of these compounds for use in the sales process, so that potential customers can perform quality assurance testing of our products. We are also producing some of these compounds in quantity to create inventories that may be sold on short notice.

Our current production processes are specifically designed for the production of gluconate derivatives. We have no current intention of adapting these processes to make other products. We do, however, intend to broaden our product offerings in the future if our research and development efforts are successful.

Distribution. We hope to sell our products to pharmaceutical, neutraceutical, food industry and commercial end-users. We are currently in discussions with a number of distributors and commercial users of gluconate derivative products, and with potential customers whom we believe would be well served by replacing existing ingredients with one or more of our gluconate derivative products. These discussions are at an early stage.

We expect to be able to supply customers with production samples by the end of December 2004. Once those samples are delivered, we believe that an industrial user of gluconate derivate products should be able to make a purchasing decision within a month; and that a pharmaceutical or food industry customer will require more time to evaluate the product and make a decision. If the customer is not already a user of gluconate derivatives, but is considering replacing an existing ingredient with a gluconate derivative, the purchasing decision will be lengthier and more complex, taking up to two years. This sales process does not involve a substantial commitment of our resources, but does require time.

We have hired a vice-president of sales, and are developing relationships with external distributors. We are not involved in any collaborations or strategic partnerships for the purpose of achieving market penetration of our products.

Competition. We will be a small producer in industries where substantial resources are generally devoted to sales and marketing. Gluconate products similar to ours are made by Jost Chemical Corporation, of St Louis, MO; Jungbunzlauer AG, a Swiss company with a gluconate production facility in France; PMP Fermentation Products, Inc., of Peoria, Illinois, a subsidiary of Fuso Chemical Company (Japan); and PURAC, a subsidiary of the Dutch multinational CSM NV with a gluconate production facility in Jamesville, Wisconsin.

We also understand that there are also manufacturers in China and India, although we are not aware of who they are or what they production capacities may be. We expect to compete on the basis of quality and price, using our proprietary process technologies. Some of our competitors, especially PURAC and Jungbunzlauer AG, are well-established companies with stronger financial resources, more experience in large-scale production, and more established relationships with purchasers of these products, and worldwide sales networks. Since many of our potential customers are in the Midwest, and since the Midwest is also a source of supply of our raw materials, PMP Fermentation Products and Jost Chemical Corp incur less transportation cost than we will have to incur, and therefore have a cost advantage over us. We know very little about our competitors in Asia. We presume that they have lower labor and materials costs than we do; but that our relative proximity to US-based customers gives us an advantage both in terms of transportation costs and in delivery time. We also have reason to believe that quality problems will for now prevent some Asian competitors from selling successfully to US companies.

(3)

Source and Availability of Raw Materials; Principal Suppliers. The primary raw materials of our gluconate derivatives are glucose or dextrose, which are derived from corn. These are commodity products that are widely available from such companies as Corn Products International. While these materials are readily available, their prices are often related to the prices of energy and corn, and thus may be volatile.

Dependence on Major Customers. Currently, we have no customers. We have several potential customers who are awaiting the delivery of production samples so that they can begin to evaluate their suitability.

Proprietary Rights and Licensing. We rely heavily on patents and trade secrets to protect our production techniques. Currently, we are the exclusive licensee of one issued patent, U.S. patent no. 6,416,981 dated July 9, 2002 relating to the production of gluconate derivatives; and a divisional patent that broadens the protection with respect to gluconate derivatives. The issued patents are a key component of our business plan. This patented process involves the conversion of glucose (a readily available commodity) into gluconic acid, which is more suitable for combination with other elements or compounds that have nutritional or therapeutic value. Three of our directors, through their partnership, NEC Partnership, have entered into a license with us granting us exclusive rights to these patents and non-exclusive rights to related trade secret information. Under the terms of the license, we are required to pay a 3% royalty to NEC Partners for sales of products made with the process covered by the patent, or $25,000 per quarter, whichever is greater. The quarterly minimum does not apply prior to the fourth quarter of 2004. The 3% royalty and the $25,000 minimum quarterly payment are reduced by one-half if we continue to employ all three of the NEC partners on a full-time basis. See Certain Relationships and Related Transactions, below for a fuller description of this license agreement. We are also the owners of a pending US patent application related to another aspect of our gluconate derivative technology.

We anticipate substantial ongoing patent filing activity relating to our existing technology and new technology which is in the process of development.

We seek to limit disclosure of our intellectual property by requiring employees, consultants and any third party with access to ours proprietary information to execute confidentiality agreements and by restricting access to the proprietary part of the applications.

Regulatory Background. Our current product portfolio consists of already proven clinically active compounds that do not require further regulatory approval. Nevertheless, our products must comply with United States Pharmacopoeia (USP) standards as well as our customers’ quality standards. Tests on samples produced so far indicate that our products meet USP standards.

(4)

We intend to produce our products in compliance with the FDA’s Current Good Manufacturing Practice (cGMP) standards, where appropriate. Our officers have collectively over sixty years of experience with cGMP standards and are confident that their production processes will meet or exceed these requirements.

Research and Development Expenditures. We spent $267,000 and $45,000 on research and development in 2002 and 2003, respectively. Of these amounts, $225,000 and $25,000, respectively, was borne by customers. Through September 30, 2004, we have spent $352,015 on research and development, none of which was borne by our customers. Of this amount, approximately $331,000 was spent on the development of our gluconate production technology, and $21,000 was spent on our recombinant drug development research.

Environmental Compliance. We do not use or generate hazardous materials in our production. Our wastewater is expected to meet standards permitting use of the Fitchburg wastewater treatment facility without any supplemental treatment. The total cost of wastewater disposal will be quite modest. We believe that our production processes are less costly, in environmental terms, than the production processes currently used by our competitors.

Employees. We currently have 19 full-time and three part-time employees. Of these, five are senior management who also perform research and development work, four are scientists, one is vice-president in charge of sales.

Risk Factors

Our business is subject to numerous risk factors, including the following:

Development Stage Company

We are a development stage with limited operating history. We have no customers and no current source of revenues. Our potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business.

Our Senior Management Has Limited Managerial Experience

Our senior management has substantial experience in performing and managing research and development work, including work on FDA and EEC regulated projects. However, prior to their activities with APTI and IntePharm, the senior management had no experience as senior executives. Our senior management will face significant challenges as we increase the scale of our operations, hire additional personnel and expand our production and sales capabilities and research programs. For example, the decision to commit research and development funds to one particular product line rather than another involves strategic decision-making that our senior management has not experienced before. Our management will also be challenged by our decision to become an SEC reporting company because, for example, of the complex and costly Sarbanes-Oxley requirements regarding the assessment and attestation of internal control over financial reporting and the need to identify and recruit independent board members to serve on key board committees. Their success in handling these challenges will be a key to our success. If our senior management cannot provide the needed leadership, it will adversely affect our performance.

(5)

We Depend on Key Personnel

Loss of any of our senior management in the early stages of the business could have a significant detrimental impact on our ability to achieve our research and revenue targets.

We Need to Hire Additional Qualified Research Scientists and Sales Staff

To date, our hiring efforts have focused primarily on skilled production personnel, which we have been able to retain without unusual difficulty. Our future success may be dependent upon our ability to locate and hire qualified research scientists and sales personnel. We hope to attract qualified scientists by offering stock options and or restricted stock grants, and by offering a profit-sharing plan based on inventions that such personnel develop for us. However, the market for qualified research scientists and sales personnel is highly competitive, and we may find our location be a disadvantage because it is about 50 miles from Cambridge, MA, a hub of the biotechnology industry. We have not yet begun to actively recruit scientists and sales personnel, so we do not know whether our small size and somewhat remote location will present a problem.

Possible Future Capital Requirement and Uncertainties Of Funding

If we are unsuccessful in selling gluconate products, relatively quickly, or if we are successful in securing several large orders immediately, and/or our actual cash requirements are greater than projected, we may need additional financing to sustain our operations. There can be no assurance than any additional financing will be available if and when needed. Insufficient financing could require us to change our business plan, delay or curtail our operations, or even fail. Our current cash position should be enough to carry us through until the first quarter of 2006.

We Have a Long Sales Cycle

A customer’s decision to purchase our products involves a validation the quality of our products and a decision to add a new supplier to its approved supplier list. The validation process can be time-consuming. In most cases, it requires us to provide production samples of the product, and to await the results of the customer’s analysis. In the case of a customer who is thinking of switching to a gluconate ingredient, this analysis may involve an evaluation of the effect on the shelf life of a product, which may take several months. The validation process is a prevalent practice among the commercial customers, who want to verify the purity of the components that may be incorporated into their own products, especially if those products are for human consumption. The internal decision-making process can be lengthy, particularly in a large organization. As a result, we expect our typical sales cycle to range from one month to two years. This sales cycle may stretch our financial resources, particularly during 2005.

(6)

Our Raw Materials Costs Are Sensitive to Energy Costs and Corn Prices

Our primary raw materials, glucose and dextrose, are derived from corn and require significant amounts of energy to produce. Consequently their prices will vary with the prices of corn and energy. In the period between September 2001 and November, 2004, oil prices have risen approximately 150%, corn prices have risen about 10%, and the cost of glucose has risen approximately 75%. While higher energy prices have put upward pressure on glucose prices, an abundant corn crop has tempered this trend. The decline in corn prices is very recent. Corn prices in April 2004 were 63% higher than in September 2001. This underscores the volatility of the prices of the commodities that drive the price of our raw materials.

Our Quarterly Results Will Be Unpredictable

Our revenues and operating results may significantly fluctuate from quarter to quarter due to a number of factors that are outside of our control. The primary such factors that we can foresee are variation in timing and volume of individual sales contracts; changes in market pricing for our products; introduction of new products by competitors; possible production bottlenecks; our ability to develop new products; variations in research and development expenditures; costs related to development of technologies; and general economic conditions and market responses to our biotechnology industry sector.

Our Stock Has Limited Liquidity

There is a limited market for our common stock. Investors may be required to hold their shares indefinitely. While the Board of Directors wishes ultimately to have the common stock listed on the AMEX or the NASDAQ, there can be no assurance that this will occur.

We Have A History Of Operating Losses.

We incurred operating losses of $57,463 for the year ended December 31, 2002, $1,176,700 for the year ended December 31, 2003, and $4,943,413 for the nine months ended September 30, 2004. Our cumulative losses from February 1, 2003 (the commencement of our development stage activities) through September 30, 2004 were $6,043,164; and our cumulative losses since inception through September 30, 2004 were $6,537,768. We cannot assure that we will ever be profitable.

Uncertainty Related to Our Other Research and Development Activities

Our growth plans depend upon our identifying additional products, such as clinically-active derivatives, small-molecule therapeutics or biopharmaceuticals that we can produce more efficiently than current technology allows. Our success will depend in part upon our ability to focus our research efforts on derivatives that are suitable candidates for application of our technologies. While we know of no reason why we should not succeed in this effort, the process of discovery is inherently subject to chance, and there can be no assurance that our research and development activities will result in further commercially viable products or processes. This risk factor is one generally applicable to small companies that invest in research and development, and is not based upon fact specific to us.

(7)

Intense Competition

The markets for gluconate derivatives are highly competitive. In these markets, we will compete directly with companies that have substantial experience in the industry and, in certain cases, have the backing of major multi-national parent companies. Some of our current and potential competitors in each market have significantly greater research and development, sales and marketing, production, financial, and other resources. Moreover, our competitors in these markets may foresee the course of market developments more accurately and could in the future develop new technologies that compete with our technologies or even render them obsolete. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter the market, thereby further intensifying competition. To actively compete in these markets, we will have to be able to provide high quality products at a reduced price and on an aggressive delivery schedule. If we cannot do so, we may not be able to implement our business plan.

Limitations on Patent Protection of Intellectual Property

Currently, we are the exclusive licensee of one issued patent and one pending patent application. The pending patent application was allowed on September 7, 2004 by the US Patent and Trademark Office. We are also the owner of another pending US patent application related to another aspect of our gluconate derivative technology. Currently, some of our production techniques are trade secrets. While we try to protect our trade secrets through confidentiality agreements with our employees and consultants, it is not always possible to preserve them.

If our competitors can design around our patents or learn our trade secrets, we may lose our competitive advantage. If our competitors infringe our patents, we may have to resort to litigation to enforce them. Such litigations, if commenced, would likely be lengthy and costly and involve risk that, in the court proceedings, the patent would be held to be invalid.

Our Directors Own a Controlling Block of Stock

Our directors beneficially own approximately 54% of our issued common stock. Accordingly, the current board of directors collectively will have the ability to elect the future directors and determine the outcomes of the actions that will require stockholder approval. This may have the effect of entrenching management in their positions, possibly to the detriment of minority shareholders.

(8)

We May be Exempt From Certain Sarbanes-Oxley Corporate Governance Rules

We intend to file an application to have our common stock listed on the American Stock Exchange (“AMEX”). Because over 50% of our stock is owned or controlled by five individuals, each of whom is a director of the Company, we intend to declare that the Company is a “controlled” company for purposes of certain AMEX rules adopted pursuant to the Sarbanes Oxley Act of 2002. If the AMEX accepts our listing application on that basis, we will be exempted from rules that would otherwise require us to have (1) a board of directors at least 50% of whom would be required to be “independent”, and (2) a nominating and corporate governance committee, and a compensation committee, consisting entirely of independent directors. Our status as a controlled company would not, however, exempt us from an AMEX requirement that the boards of listed companies have an audit committee comprised of independent directors. Since we are a “small business issuer”, this requirement will apply to us commencing July 31, 2005, if our AMEX listing application is filed and accepted. Our status as a small business issuer will permit us to maintain an audit committee of two independent directors, rather than the three directors that would otherwise be required. One of our current directors qualifies as an independent director for purposes of participation on the audit committee. Thus, we will need to add at least one more independent director to our board next year in order to comply with the AMEX rules.

If we do not obtain an AMEX listing, our common stock will be eligible for trading on the NASD Bulletin Board. This trading, if it occurs, will not result in our being subject to the NASDAQ’s corporate governance rules adopted in response to the Sarbanes-Oxley Act, and will not require us to constitute an audit committee consisting of independent directors.

The possibility that our board may not establish audit, nominating or compensation committees comprised of independent directors could result in excessive compensation to executives, a board of directors dominated by corporate executives, and general inattention to corporate governance and financial reporting best practices. Our board is aware of these issues, and intends to develop a more formal governance infrastructure over time if and when, in the judgment of the Board, our operations require it. This process may be accelerated if we choose to seek, and are granted, listing on the AMEX or on either tier of the NASDAQ, and if additional share issuances cause the Board’s ownership to slip below 50%.

Our Prior Activities May Involve Unknown Liabilities

We were incorporated in 1969 and operated as an exploration mining company for several years. In the late 1990s, we were essentially inactive. It is possible that a claim against us may arise based on our prior operating history. Current management is not aware of any claims which any third party may have against us based upon that prior history.

We Have Assumed Burdens Associated with Becoming a SEC Reporting Company

We are a development stage company with no current revenues that has decided to become an SEC-reporting company voluntarily. Meeting the requirements of SEC regulations is likely to involve significant costs and management time that many early-stage companies can avoid.

(9)

We License Our Key Patent From Our Executives

Our key executives invented our gluconate derivate technology before they became our employees. They filed a patent application for that technology and formed a partnership, NEC Partnership, which licensed the patent to us exclusively in 2001. NEC Partnership may terminate the license if our sales of licensed products are less than $5 million in any calendar year starting in 2005. If the patent license is terminated, we will be unable to continue with our most commercially viable product line. We must pay royalties to NEC Partnership, and those royalties increase if we no longer employ the key executives who formed NEC Partnership. See Certain Relationships and Related Transactions, below.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION AND DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the notes to those financial statements included elsewhere in this Form 10-SB. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Form 10-SB.

We generated almost no operating revenue during the calendar year of 2003, which was a year of transition from a contract research organization to a development stage production company. We have had no revenue during the first nine months of 2004.

Plan of Operation. We are currently focused on installing and testing production equipment in our facility in Fitchburg, Massachusetts. We expect to be able to start large-scale production by late December 2004. Thereafter, we will continue to install and test additional production equipment in order to increase our throughput and production flexibility. During the next twelve months, we expect to spend approximately $400,000 on this construction.

As of September 30, 2004, our cash position was $2.54 million. We believe that this will be sufficient to sustain our operations through the first quarter of 2006, by which time we expect to have operating revenue from the sale of gluconate derivatives to sustain the Company.

We have received preliminary approval from the Massachusetts Development Finance Agency for the sale of approximately $5 million in industrial revenue bonds. These funds could be used primarily for the purchase of additional plant and equipment, including a possible expansion of our building in Fitchburg, MA. Our ability to place these bonds will depend, however, upon a demonstrated ability to produce and sell our products.

(10)

Research & Development

In-House R&D. We have four scientists actively engaged in research and development, and expect to hire four more during the next twelve months. Our budget for in-house R&D for the next twelve months is $600,000. We contemplate undertaking two esearch and development (“R&D”) projects: the Plant Cell Culture Platform Project, and the Generic Drug Project.

The Plant Cell Culture Platform Project. We have developed a technology (the “Plant Cell Culture Platform”) for speeding plant growth by using bioreactors. Through this means, we believe that we may achieve significant cost-savings in the production of number of plant-derived small-molecule therapeutic drugs. Using this platform, we are capable of producing certain small molecules drugs in bioreactors in weeks rather than years. This production technique meets the quality guidelines of the FDA.

We believe that we can use the Plant Cell Culture Platform to derive artesunate in bioreactors. Artesunate is a plant-derived therapeutic compound that is sold overseas to treat malaria. To our knowledge, there is currently no synthetic production of artesunate. We intend to start a feasibility study for the production of artesunate using our Plant Cell Culture Platform in 2005 and hope to complete this study in mid-2006. No costs have yet been incurred on this project, which originated with ideas developed by Dr. Chatterjee in his doctoral thesis. We have budgeted $300,000 for this study in 2005, and expect to budget another $500,000 in 2006 for this feasibility study. Our goal is to develop a production process for artesunate will be substantially faster, with higher yields, than current methods of production.

This project is not currently underway because the scientists who are expected to contribute to it are currently engaged in quality assurance work related to the establishment of our gluconate derivative production facility. We expect them to turn their attention to the Plant Cell Culture Platform Project early in 2005. We are not dependant upon cash inflows from the results of this project to fund our business.

We plan to direct our research on the Plant Cell Culture Platform to the production of artesunate because there is a critical need for this substance in Asia and Africa and because existing funding sources may make production of artesunate commercially attractive. We believe, however, that the Plant Cell Culture Platform may be adaptable to the production of a wide range of plant-derived compounds, and therefor may have multiple applications. At the moment, however, we do not have specific plans to adapt the technology to the production of any specific compounds other than artesunate.

The Generic Drug Project. We are conducting preliminary research concerning the production of generic drugs through novel recombinant DNA processes. By “recombinant DNA processes” we mean a process whereby the DNA of an organism, such as the bacterium E Coli, is modified in a manner that causes it to produce a desired compound. The organism then reproduces, and a colony of organisms that produce the compound can be cultivated.

(11)

Our generic drug project has been underway since August 2004. As of September 30, 2004, we had spent approximately $21,000 on this project. We have budgeted $300,000 for this project in 2005, and expect to budget approximately $1 million for this project in 2006. This project is too early in its development for us to know how long the project will take. We expect to fund this project out of cash flow from the operation of our gluconate derivate business. We are not dependant upon cash inflows from the results of this project to fund our business.

Collaborations. We hope to engage in collaborations with medical, research, and academic institutions during the next twelve months. We have submitted a grant application in collaboration with the New Jersey Institute of Technology for the development of a novel drug delivery system using small molecule drugs; and another grant application jointly with Pennsylvania State University and Worcester Polytechnical Institute for a joint research study program for development of a commercialization process for a small molecule drug. These two grant applications have been submitted to the National Institutes of Health (“ NIH”). NIH has responded by requesting further information concerning the proposed studies. We expect to continue to pursue additional collaborative research and joint development opportunities.

Plant and Equipment. Our expenditures through September 30, 2004 on plant and equipment have totaled approximately $2.2 million. We expect to spend an additional $400,000 in the next twelve months on the purchase, installation and testing of production equipment in our Fitchburg, Massachusetts production facility.

Changes in Number of Employees. If our assumptions concerning the volume of purchase orders for our gluconate derivatives proves to be correct, we expect to have approximately 30 employees, up from the current level of 19, in twelve months.

Management’s Discussion and Analysis of Financial Condition and Operations

Financial Condition. In 2002, our consulting business operated at a small loss, both in terms of income and cash flow. We borrowed $44,500 from our directors in order to fund our activities. We carried $302,500 of debt evidenced by convertible notes (the “Round 1 Notes”), which we had sold to investors in 2000 and 2001. During 2002, we issued 95,000 shares of common stock to holders of these convertible notes in consideration for their extension of the maturities of the notes.

In 2003, we changed our business plan, ceased performing consulting services, and concentrated on building a production company. We borrowed an additional $750,000 from investors, issuing convertible notes (the “Round 2 Notes”) to them. The proceeds of this financing activity were used primarily to fund losses from our development stage activities, although approximately $25,000 was applied to repayment of the loans from our directors. We also issued 141,250 shares of common stock to holders of the Round 1 notes in consideration for their extension of the maturities of the notes. At the end of 2003, our cash position was approximately $250,000.

(12)

In 2004, we raised approximately $5.6 million (net of expenses) through the sale of common stock, plus nearly $400,000 through the sale of Round 2 Notes. Our cash position at September 30, 2004 was approximately $2.54 million. We currently have no commitments for additional capital, nor do we have sources of borrowing. As of September 30, 2004, we had $125,000 of convertible notes outstanding. The holders of those notes have since agreed to convert their notes into common stock. During 2004 we applied about $41,000 towards the repayment in full of the loans from our directors.

We know of no long-term or short-term trends or events that have or are reasonably likely to have a material impact on or short-term or long-term liquidity. Our long-term liquidity will be affected by our ability to generate sales, which is subject to uncertainties previously described in this Form 10SB. We are subject to only modest formal commitments for capital expenditures, but our intention is to spend approximately $400,000 on equipment in the next 12 months. In addition, we are obligated to purchase our Fitchburg facility by September 2008. At that time, the purchase price would be approximately $1.75 million. We have not yet arranged for financing for this purchase.

Our capital needs in the next year will depend upon the amount and mix of purchase orders that we receive (assuming that we received such orders at all). We hope to be able to generate significant operating profit by utilizing the production capacity of the equipment that we are currently installing and testing, without the need for further capital. Assuming that we generate some sales orders within the next six months, we should be able to pay for the cost filling the orders out of our working capital. If the orders that we receive are for substantially greater volumes than we expect, it is possible we will need to install additional equipment to fill those orders, which would require additional capital. We have not secured any commitments for such capital.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements.

Operations. We have not yet begun operations as a production company. Our only operations during the periods presented in the financial statements included in this Form 10SB were during the month of January 2003, when we were completing our last contract R&D project. Those operations, conducted at a different facility in a different line of business, are not material in their scope or relevant to the Company’s current business or plans.

We know of no trends or events that we expect to have a material impact on our net sales or revenues or income from continuing operations. The uncertainties associated with our net sales and revenues are those typical of a development stage company with no customers. We must complete our production facility, make production samples, establish relationships with prospective customers, have our samples pass the quality tests of these customers, compete successfully on price, and make and deliver products on time and within budget. All of these are new challenges for us. We have experienced executives who believe that they can meet these challenges, but there can be no assurance that they will succeed.

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There are no significant elements of income or loss that do not arise from our operations. At the moment, there do not appear to be seasonal aspects to our business.

ITEM 3. DESCRIPTION OF PROPERTY

We own no real estate. We lease a 38,000 square foot production building in Fitchburg, Massachusetts which we use for our operations. The building is located on an 11-acre parcel of land.

The lease term for the Fitchburg facility commenced in September 2003 and continues through September 2008. Base rent for the facility for the current year of the lease (which continued through September 24, 2005) is $11,270 per month. The base rent of the lease increases annually by 3% thereafter. This base rent is payable in the form of our common stock, valued at $1.00 per share. As a result, only “additional rent” (for utility services, maintenance, insurance, taxes and the like) are payable in cash. We have the option to purchase the Fitchburg property (including the land) in September 2006, and are obligated to do so by September 2008. The lease does not specify the consequences of a failure to purchase the property by September 2008. We have been advised that we would be liable to the landlord for the excess, if any, of the price at which would then be obligated to purchase the property (approximately $1.75 million) over its then-current value. If we have not purchased the property by September 2006, the base rent will be payable 50% in cash and 50% in stock. We may accelerate our option to purchase to September 2005 if we have by then filed a shelf registration statement with the SEC permitting the landlord to sell the IntePharm common stock that it has received as rent payments. The purchase price of the property will be approximately $1.1 million plus 10% compounded for each full 12-month period from September 2003 through the date of the purchase. The building is in good condition. Our rent payments are personally guaranteed by Chinmay Chatterjee, Nilu Chatterjee and Edward Furtado.

The Fitchburg facility includes laboratories and offices for secretarial and other support services. The laboratories are being built to meet BL I/II standards as per CDC/NIH guidelines for recombinant microbial and plant research activities. The facility includes several dedicated HVAC units for air supplies. The laboratories are all equipped with large autoclave, Biosafety Cabinets, temperature controlled multiple incubators, bioreactors, microscopes, UV/Visible spectrophotometer, centrifuges, -80oC Freezers, chromatography equipment and other analytical instruments required for advanced biotechnology research and biopharmaceutical production operations.

Investment Policies. We currently invest our surplus funds in bank instruments and accounts. We do not invest in real estate or mortgages.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Certain beneficial owners. The following table provides information regarding beneficial ownership of our common stock as of November 12, 2004 by:

•	each person who beneficially owns more than 5% of all outstanding shares of common stock,

•	each of our directors and executive officers individually, and

•	all of our directors and executive officers as a group.

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Except as otherwise indicated, to our knowledge, all persons listed below have sole voting power and investment power and record and beneficial ownership of their shares, except to the extent that authority is shared by spouses under applicable law.

The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person (and/or pursuant to proxies held by that person) that were exercisable on November 12, 2004 or would become exercisable within 60 days following that date are considered outstanding. However, such shares are not considered outstanding for the purpose of computing the percentage ownership of any other person. Percentage of ownership is based on 16,305,168 shares of common stock outstanding as of November 12, 2004. As of November 12, 2004, there were 482 holders of record of our common stock (including holders of our options and convertible notes).

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Chinmay Chatterjee 310 Authority Drive Fitchburg, MA 01420	3,517,500[1]	21.6%
David H. Smith II 34 Shorehaven Road Norwalk, CT 06855	3,895,625[2]	23.9%
Nilu P. Chatterjee 310 Authority Drive Fitchburg, MA 01420	1,287,500[3]	7.9%
Edward Furtado 310 Authority Drive Fitchburg, MA 01420	1,327,500[4]	8.1%
Sally Johnson-Chin Oechsle International Advisors, LLC One International Place Boston, MA	317,599[5]	2.0%
Richard W. Schoenfeld 10581 Foster Street Overland Park, KS 66212	35,000[6]	0.1%
All directors and Officers as a group	10,385,724	63.5%

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1 Includes 97,500 shares subject to a stock option exercisable within 60 days.

2 Includes (a) 924,125 shares subject to stock purchase warrants owned directly that can be exercised within 60 days; (b) 690,000 shares owned by entities controlled by Mr. Smith; and (c) 345,000 shares subject to stock purchase warrants owned by entities controlled by Mr. Smith that can be exercised within 60 days. An additional 165,000 shares are owned by Mr. Smith’s family members or trusts established for their benefit, and an additional 82,500 shares are subject to stock purchase warrants owned by those trusts and family members. Mr. Smith disclaims beneficial ownership of the shares and warrants identified in the prior sentence.

3 Includes 87,500 shares subject to a stock option exercisable within 60 days.

4 Includes 87,500 shares subject to a stock option exercisable within 60 days.

5 Includes 60,000 shares subject to a stock warrant that can be exercised within 60 days.

6 Includes 25,000 shares subject to stock options exercisable within 60 days.

Changes in Control

There are no arrangements known to the Registrant the operation of which may at a subsequent time result in the change of control of the Registrant.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers, their present positions, and their ages are as follows:

Name	Age	Office with IntePharm
Chinmay Chatterjee, Ph. D.	45	President and Director
Nilu P. Chatterjee, Ph.D.	46	Vice-President of Research and Development and Director
Edward D. Furtado	49	Vice-President of Operations, Secretary and Director
Richard W. Shoenfeld	66	Vice President, Marketing and Business Development
Dr. Hermann Oppermann	57	Vice President, Biologics Development
David H. Smith II	65	Director
Sally Johnson Chin	56	Director

All of our officers work full-time for the Company.

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The following biographies describe the business experience of IntePharm’s directors, officers and key employees.

Chinmay Chatterjee, Ph.D. is the President and a Director of IntePharm. He has been a director of IntePharm since 2000, when it acquired APTI. He held the same positions at APTI since its inception in 1998. Prior to founding APTI in 1998, Dr. Chatterjee was employed from 1997 to 1998 by Shooshanian Process Engineering & Construction, Inc., Stoneham MA, as the Director of Process Technology and Engineering. In that position Dr. Chatterjee was responsible for business development and interaction with biotech/specialty chemicals manufacturing clients and led the engineering staff members for design and installation of FDA/EEC regulated biopharmaceutical and specialty chemical plants. From 1993 to 1997 Dr. Chatterjee was employed by Creative BioMolecules, Inc., Hopkinton, MA as head of microbial process development research and development and also as Project Manager for the design and installation of a licensed medical device manufacturing facility. From 1991-93, Dr. C. Chatterjee was a BioProcess Engineer in Badger Engineers, Inc. ( a Raytheon Company). From 1989-92 he was a Process Development Engineer at Biotechnica International, Inc. in Cambridge, MA. Dr. Chatterjee received his Ph.D. in Biochemical Engineering from Worcester Polytechnic Institute, Worcester, MA and Master’s Degree in Chemical Engineering from Northeastern University, Boston. Dr. Chatterjee also received his Master’s and Bachelor’s degree in Biochemical Engineering from Jadavpur University in India and a Bachelor’s degree in Chemistry from University of Calcutta, India. Dr. Chatterjee has publications in peer reviewed journals and is the primary inventor of issued patents.

Nilu P. Chatterjee, Ph.D. is the Vice-President of Research and Development and Director of IntePharm. She has been a director of IntePharm since 2000, when it acquired APTI. She held the same positions at APTI since its inception in 1998. Prior to founding APTI in 1998, Dr Chatterjee was employed from 1989-1998 by OmniGene Bioproducts, Inc., OmniGene, Inc., and Biotechnica International, Inc., in Cambridge, MA as a Biochemical Engineer. In that position she was responsible for research project management and the development of process technology for the production of enzymes, proteins vitamins and other fine specialty chemicals using recombinant DNA. Dr. N. Chatterjee received her Ph.D. from Worcester Polytechnic Institute, Worcester, MA in Biochemical Engineering. Dr. N. Chatterjee has also received Master’s Degree in Chemical Engineering from Northeastern University, Boston. She also received her Master’s and Bachelor’s degree in Biochemical Engineering from Jadavpur University in India and a Bachelor’s degree in Chemistry from University of Calcutta, India. Dr. N. Chatterjee is a member of the American Society for Microbiology, the American Institute of Chemical Engineers and other professional organizations. She has numerous publications on her research works in scholarly journals and is a co-inventor of issued patents.

Edward D. Furtado is the Vice-President of Operations and a Director of IntePharm, a position he has held since 2000, when it acquired APTI. He held the same positions at APTI since the inception in 1998. He has been a director of IntePharm since 2000, when it acquired APTI. From 1995 to 1998, he was Senior Mechanical Engineer with Shooshanian Process Engineering & Construction, Inc., Stoneham MA. Mr. Furtado graduated from Northeastern University with a degree in Mechanical Engineering. Mr. Furtado is a member of the American Society of Heating, Refrigeration and Air Conditioning Engineers, the American Society of Plumbing Engineers and the Construction Specifications Institute and is a co-inventor of issued patents.

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David H. Smith II has been a director of the Company since February 2004. Since 1996, he has been a founder and managing director of the following venture capital funds: Interim Advantage Fund, LLC (founded in 1996), Contra V.C., LLC (founded in 1998), Tailwind V.C., LLC (founded in 2000) and Fivex, LLC (founded in 2004). He has had significant business experience in the clinical laboratory industry. He was a co-founder, Vice President and Director of Canberra Industries, a large publicly-traded manufacturer of analytical instruments, and also of Canberra Clinical Laboratories, which was sold in 1986 to MetPath, Inc., a subsidiary of Corning, Inc. Mr. Smith received a B.A. degree in Political Science from Hampden-Sydney College. He is also a director of Pro-Pharmaceuticals, Inc., a reporting company under the Exchange Act; and of Sention, Inc. and Spincor LLC.

Richard W. Schoenfeld is the Vice President of Marketing and Business Development. Mr. Schoenfeld joined us in 2003. Prior to that, he was Corporate Director of Marketing at Minnesota Corn Processors, LLC (MCP) during the years 2001 to 2003. At MCP, he managed two existing business units and two startup business units having totaling sales of approximately $49.5 million. From 1998 - 2001, he was the Vice President for Marketing at Omega Protein, Inc., where he developed an initiated a strategic plan for the marketing of an new FDA-approved nutritional product. Mr. Schoenfeld obtained a bachelor's degree in Chemistry from the University of Wisconsin-La Crosse.

Dr. Hermann Oppermann is the Vice President of Biologics Development. He joined us in August of this year. Prior to that, he was the Director of Molecular Biology at Stryker Biotech, a division of Stryker Corporation, from 1999-2002. Prior to that, he was Senior Director of Molecular Biology at Creative BioMolecules, Inc. Dr. Oppermann received his MD from the Medical School of Hanover (Germany) in 1973.

Sally Johnson-Chin, a director of the Company, is Vice President of Finance and Administration of Oechsle International Advisors, LLC, a Boston based financial services management company. She has been with Oechsle International since 1999. Ms. Johnson-Chin received an MBA from Babson College, earned her CPA in Massachusetts in 1980, and has been an auditor for Ernst & Young, LLP.

Other than Mr. Smith, none of the directors of IntePharm serves as a director of any other SEC reporting company.

Family Relationships. Drs. Chinmay Chatterjee and Nilu Chatterjee are husband and wife. No other family relationships exist among our officers and directors.

Involvement in Certain Legal Proceedings. No director or executive officer of IntePharm has, during the past five years, (i) been involved as a general partner or executive officer of any business that has been the subject of a bankruptcy petition, (ii) been convicted of a crime (other than traffic violations and other minor offenses; (3) been subject to any order, judgment or decree enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or (4) been found by a court, the SEC or the CFTC to have violated a securities or commodities law.

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Audit Committee Financial Expert. The Board of IntePharm currently acts as the Audit Committee. Ms. Johnson-Chin qualifies as a financial expert...

ITEM 6. EXECUTIVE COMPENSATION

The following table provides a summary of the compensation paid to each of our executive officers for the year ended December 31, 2003. No executive officer received a total annual salary, bonus and other compensation in excess of $100,000 in that period. No executive officer who would have otherwise been included in this table on the basis of salary and bonus earned for the 2003 fiscal year has been excluded by reason of his or her termination of employment or change in executive status during the fiscal year.

SUMMARY COMPENSATION TABLE
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Chinmay Chatterjee, President & CEO	2003	$30,000	$0	$6,650	None	None	None	None
Edward Furtado, Vice-President of Operations	2003	$23,332	$0	$12,200	None	None	None	None
Nilu Chatterjee, Vice-President of Research and Development	2003	$23,332	$0	$6,650	None	None	None	None
Richard Schoenfeld, Vice President, Sales and Marketing	2003	$60,000	$0	$890	None	125,000	None	None

All amounts shown as Other Annual Compensation are health and dental insurance premiums paid on behalf of the executives. Mr. and Mrs. Chatterjee share coverage as a family.

On December 16, 2002, the Board of Directors adopted IntePharm’s 2002 Stock Plan, which provides for the granting to officers and key employees options to acquire stock in IntePharm. The plan was approved by our stockholders at a special meeting held on December 12, 2003. On August 28, 2004, the Board increased the size of the plan from 1.2 million shares to 1.6 million shares. This action was ratified by the Company’s shareholders at their annual meeting held on November 3, 2004. The full Board of Directors currently serves as the Stock Option Committee for the purpose of administering the plan. The following table summarizes the options granted to executive officers during 2003.

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Option/SAR Grants in Last Fiscal Year
Individual Grants
(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Richard Schoenfeld	75,000	27.3%	$0.18	3-01-08
Richard Schoenfeld	50,000	18.2%	$1.00	9-02-08

No stock options were exercised by executives of the Company during 2003. We do not have a long-term incentive plan in place.

In 2003, our directors were all employees of the Company, and received no separate compensation for serving as directors.

David Smith and Sally Johnson-Chin are the only current directors who are not employees of the Company. The Company compensates Mr. Smith at the annual rate of $25,000, provided that he attends 90% of the Board’s meeting. This director’s fee is payable in common stock valued as of the time of the board meetings that he attends. Ms. Johnson-Chin performs services for the Company both as a director and as a consultant. For her services in both capacities, she receives cash compensation of $2,000 per month, and her warrant to purchase common stock of the Company at $1.00 per share vests at the rate of 30,000 shares annually for each of the 12-month periods ending July 1, 2005, July 1, 2006 and July 1, 2007. Her consulting contract calls for her to provide financial and accounting consulting services in connection with the strategic and financial planning of the Company. Her time commitment for consulting services is limited to 10 hours per week.

Employment Contracts

The Company currently has no employment contracts with its executive officers. Chinmay Chatterjee, our CEO, is currently paid at an annual rate of $90,000. Nilu Chatterjee and Edward Furtado are currently paid at an annual rate of $80,000. In addition as of August 2004, these executives have been receiving car allowances of $2,000 per month (for Chinmay Chatterjee and Nilu Chatterjee) and $1,000 per month (for Edward Furtado).

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 2001, Chinmay Chatterjee, Nilu Chatterjee and Edward Furtado (the “NEC Partners”) formed NEC Partnership (“NEC”), and entered into a license agreement with us for a patent application that they had filed prior to becoming affiliated with us. The patent application, which relates to a process for making gluconate derivatives, has since matured into an issued patent, US patent no. 6,416,981, issued July 9, 2002; and a divisional patent application that was allowed by the US Patent and Trademark Office on September 7, 2004.

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Under the terms of the license, we paid no license fee, but we are required to pay a 3% royalty to NEC Partners for sales of products made with the process covered by the patent, or $25,000 per quarter, whichever is greater. The $25,000 quarterly minimum does not apply prior to the fourth quarter of 2004. The 3% royalty and the $25,000 minimum quarterly payment are reduced by one-half if we continue to employ all three of the NEC Partners on a full-time basis. Smaller reductions apply if we employ some but not all of the NEC Partners. NEC Partnership has waived any rights to royalties earned prior to September 1, 2004. Under the license agreement, we agreed to indemnify the NEC Partners from any product liability claim that might arise in connection with the sale of products covered by the patent; and the NEC Partners have agreed to indemnify us if the technology that NEC has licensed to us infringes any patent that had been issued on or prior to the date of the license agreement. NEC may terminate the license if sales of licensed products are less than $5 million during any calendar year after 2004.

During 2002, we granted incentive stock options to Chinmay Chatterjee (150,000 shares), Edward Furtado (100,000 shares) and Nilu Chatterjee (100,000 shares). Each of these options has a five-year vesting schedule; a term of five years; and an option exercise price of $0.20. At the time of the option grants, the closing price on the most recent trading day prior to the date of grant was $0.18, ten percent below the strike price of these options.

During 2003, we granted incentive stock options to Richard Schoenfeld on two occasions. In March 2003, we granted an option for 75,000 shares having an exercise price of $0.18 per share; and in September 2003, we granted an option for 50,000 shares having an exercise price of $1.00 per share. Both of these options have a five-year vesting schedule and a term of ten years. The exercise price in both instances was set at the then-current fair market value of the stock.

In December 2003, we entered into a consulting agreement with Sally Johnson-Chin, who in November 2004 was elected to the Board of Directors. Under that consulting agreement, Ms. Johnson-Chin agreed to provide up to 10 hours per week of strategic and financial planning services to the Company through July 2007. In exchange for these services, the Company agreed to Ms. Johnson-Chin $2,000 per month through December 2005, and granted her a warrant to purchase 150,000 shares of the Company’s common stock. The warrant is subject to a vesting schedule that continues through July 1, 2007. Ms. Johnson-Chin currently receives no additional compensation for her service on the Board of Directors.

In March 2004, we granted incentive stock options to Chinmay Chatterjee (200,000 shares), Edward Furtado (70,000 shares) and Nilu Chatterjee (193,000 shares). Each of these options has a five-year vesting schedule. The option granted to Chinmay Chatterjee has a term of five years, and the other two options have a term of ten years. The options issued to Edward Furtado and Nilu Chatterjee had an exercise price of $1.00; and the option issued to Chinmay Chatterjee had an exercise price of $1.10. At the time of the option grants, the Company had just completed the first round of its 2004 private placement, in which common stock was sold at an average price per share of $0.97. Thus, the exercise price of the options granted to Mr. Furtado and Ms. Chatterjee was greater than the then-current fair market value of the common stock; and the exercise price of the option granted to Mr. Chatterjee was more than 10% greater than the then-current fair market value of the common stock.

From February 2 through May 17, 2004, we consummated our 2004 private placement, in which we raised a total of $5.6 million (net of expenses) through the sale of common stock. We conducted this private placement in reliance upon the exemption from the registration requirements of the 1933 Act in reliance upon the exemption provided by section 4(2) thereof and SEC Regulation D promulgated thereunder. The largest single investor in the private placement was David Smith, who is now one of our directors. Mr. Smith, together with his affiliated entities, and his relatives and trusts established for their benefit, invested $2.615 million in the offering, or more than 45% of the amount raised. Mr. Smith negotiated a discount from the $1.00 offering price, resulting in an average price per share for Mr. Smith and his affiliates of $0.94. The other investors in the 2004 private placement paid $1.00 per share. A rescission offer was made to the other investors because of the discount that Mr. Smith received. No investor expressed a desire to rescind his/her/its investment in the 2004 private placement.

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At the time of the 2004 private placement, we invited Mr. Smith to join the board of directors. Mr. Smith is the first non-employee director of the Company, and the first to be compensated for his services as such. Mr. Smith will receive annual compensation in the form of common stock having a value or $25,000, provided that he attends 90% of the board’s meetings during the year.

There have been no other transactions or series of transactions, actual or proposed, during the last two years to which we are a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of our Common Stock, or any member of the immediate family of the foregoing, had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

Our articles of incorporation authorize the issuance of 75,000,000 shares of common stock, par value $.01 per share, and 20,000 shares of preferred stock, par value $0.10 per share. As of November 12, 2004, our issued and outstanding capital securities consist of 16,305,168 shares of common stock. In addition, we had issued the following securities pursuant to which additional shares of common stock may be issued:

Type of Security	Number of Common Shares Issuable
incentive stock options	1,188,000
convertible notes	104,965
Warrants	5,332,253
Total	6,625,218

Of the currently outstanding incentive stock options, options to purchase 938,000 shares of common stock were issued to officers and directors. No shares of preferred stock have been issued.

We currently have outstanding only one class of common stock. All shares of common stock have equal voting, liquidation, dividend and other rights. Owners of shares of common stock are entitled to one vote for each share of common stock owned at any Shareholders meeting. Holders of such shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The common stock does not have cumulative voting rights. Thus, the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

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The Company’s charter contains a provision opting into the Massachusetts Control Share Acquisition Law (“MCSAL”) at the time that the Company becomes an “issuing public company” under the law. While the Company is an Idaho corporation, it may elect to opt into the MCSAL because its principal executive office is located in Massachusetts and it has more employees in Massachusetts than in any other state. The MCSAL provides that, if a potential acquirer crosses certain ownership thresholds (the lowest of which is 20 percent ownership of a class of stock), the acquirer’s shares in excess of that threshold (along with shares acquired within 90 days of crossing the threshold) will not have voting rights unless a majority of the outstanding shares (excluding shares owned by the acquiring group or by current officers or directors who are also employees of the company) vote authorize those voting rights. Thus, the statute has the potential to prevent an acquirer from gaining control of the company even if it owns a majority of the shares, by preventing the acquirer from voting on control issues in shareholder elections. These restrictions do not apply in the context of a merger or tender offer pursuant to an agreement to which the company is a party; or with respect to shares acquired directly from the company.

The charter also contains a provision that authorizes the board to evaluate factors other than the short-term interests of the Company and its shareholders when considering tender or exchange offers. This could delay or prevent a change in control of the issuer if the board were to decline an offer for the company on the basis of a combination of factors, including, for example, the potential effect on the company’s employees.

Warrants

We have issued common stock purchase warrants to investors and to consultants. The warrants issued to investors (the “2006 Warrants”) permit the holder to purchase shares of our common stock at a price of $2.50 per share. The 2006 Warrants expire on December 31, 2006. The Company may cancel the warrants if the Company’s common stock trades at a price equal to or higher than $4.50 per share for ten consecutive trading days in either a national exchange or the NASDAQ national market system or the NASDAQ Small Cap Market. These warrants may also be cancelled in the event of a merger or consolidation with another company if our shareholders own less than 50% of the resulting or combined entity. The exercise price and the number of common shares issuable upon exercise of these warrants are subject to adjustment to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization, or corporate reorganization. As of November 12, 2004, there were outstanding 2006 Warrants to purchase 4,095,453 shares of common stock. In addition, the Company had issued, as of November 12, 2004, additional common stock purchase warrants with varying terms, exercise prices and vesting schedules, to consultants for the purchase of an aggregate of 1,236,800 shares of common stock.

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PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information. The Company’s common stock is traded on the basis of inter-dealer quotations that are reported in the Pink Sheets. The prices shown reflect inter-dealer bid prices, without retail mark-up, mark-down or commission. The range of high and low bid information for IntePharm’s common stock for each quarter during of the last two years, and for the first two quarters of 2004, are as follows:

		Lo	Hi
2002	Q1	$ 0.10	$ 0.30
	Q2	$ 0.07	$ 0.12
	Q3	$ 0.06	$ 0.30
	Q4	$ 0.11	$ 0.35

2003	Q1	$ 0.20	$ 0.51
	Q2	$ 0.07	$ 0.22
	Q3	$ 0.28	$ 2.70
	Q4	$ 1.25	$ 2.35

2004	Q1	$ 1.40	$ 3.75
	Q2	$ 2.70	$ 3.30
	Q3	$ 2.35	$ 3.23

Source: the Pink Sheets, LLC.

Holders. As of November 12, 2004, there were approximately 471 holders of record of the company’s common stock.

Dividends. IntePharm has never paid a dividend on its common stock, and has no plans to do so. The Company is not subject to any restrictions that limit the Company’s ability to pay dividends.

Securities Authorized For Issuance Under Equity Compensation Plans. The following table presents, as of December 31, 2003, with respect to plans approved by the shareholders of IntePharm and with respect to plans not so approved:

i.	The number of securities to be issued upon the exercise of outstanding options, warrants and rights (column (a));

ii.	The weighted-average exercise price of the outstanding options, warrants and rights (column (b)); and

iii.	Other than securities to be issued upon the exercise of the outstanding options, warrants and rights, the number of securities remaining available for future issuance under the plan (column(c)).

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Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	690,000	$0.25	510,000
Equity compensation plans not approved by security holders	0	___	0
Total	690,000	___	510,000

Item 2.  LEGAL PROCEEDINGS.

We are not a party to any pending legal proceedings, nor is our property the subject of any pending legal proceeding.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years, and during the period between January 1, 2004 and the date of this registration statement, Williams and Webster, PS, the principal independent accountant of the Company, has not resigned or been dismissed or replaced. We have not during such period engaged a new accountant either for the Company or a significant subsidiary of the Company.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following summarizes the securities sold by IntePharm since January 1, 2001. All securities were sold for cash unless otherwise noted. All cash sales were effected in private transactions to persons believed to be "accredited investors" who were purchasing the shares with an investment intent. In each case, we relied upon section 4(2) and/or section 4(6) of the Securities Act of 1933 (the “Securities Act”) as the basis for an exemption from the registration requirements of the Securities Act and U.S. Securities and Exchange Commission (“ SEC”) regulation D, except as noted below. We engaged in no public solicitation in the offer or sale of the securities. The securities were legended shares, and, in the case of our common stock, our transfer agent was advised that the shares being issued were restricted securities within the meaning of SEC rule 144. We did not use underwriters for any of the transactions described below. Therefore, these transactions did not involve underwriter discounts or commissions.

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In 2000 and 2001, the Company sold convertible notes (the “Round 1 Notes”) having an aggregate principal amount of $302,500. The conversion price of these notes was initially $0.50, subject to adjustment if we later sold common stock at a higher price. Purchasers of these notes were issued an aggregate of 151,250 shares of common stock at the time of their investment. As these notes matured, extensions of the maturity dates were granted in exchange for additional shares of common stock. A total of 377,500 shares were issued in this manner. In April 2004, all holders of these notes voluntarily converted their notes into common stock. Most holders converted at $0.75 per share, the conversion price as adjusted. All holders were offered the alternative of converting at $1.00 per share and receiving an additional common stock purchase warrant. Some holders chose this alternative. As a result, a total of 464,320 shares, and warrants to purchase an additional 50,928 shares at $2.50 per share, were issued to these note holders. These amounts included the conversion of accrued interest into common stock.

In 2003 and 2004, we sold convertible notes (the “Round 2 Notes”) having an aggregate principal amount of $1,139,900. Purchasers of these notes were issued an aggregate of 569,950 shares of common stock at the time of their investment, and warrants, exercisable at $2.50 per share, to purchase an additional 1,139,900 shares of our common stock. These notes were convertible into common stock at $1.25 per share. In April 2004, holders of convertible notes having an outstanding principal amount of $1,014,900 voluntarily converted their notes into common stock at that price. A total of 859,579 shares were issued to these note holders upon conversion. There remain outstanding convertible notes having a principal balance of $125,000. These notes currently have a conversion price of $1.25, and accrue interest at an annual rate of 10%. The Company can convert the notes into common stock under certain circumstances.

In March and May 2004, the Company closed on a private placement of common stock in which $5,721,000 was invested in the Company. Except as noted below, the stock was issued at $1.00 per share, and each investor received a warrant to purchase one share of common stock at $2.50 per share for each two shares of stock purchased in the private placement. Warrants for a total of 2,904,625 shares were issued to these investors.

Investors in the 2004 private placement were granted certain rights under a Registration Rights Agreement (the “RRA”). The RRA grants to the holders of the common stock sold in that offering, and to holders of common stock acquired through the exercise of warrants acquired in that offering, the right to participate in any offering of the Company registered under the Securities Act, other than registrations on form S-8 or S-4. In addition, those with rights under the RRA may, on one occasion, require the Company to file a registration statement for the offer of common stock by them. This right is subject to certain conditions and limitations as described in the RRA. The benefit of participation in the RRA was extended to the holders of the Round 1 and Round 2 Notes who voluntarily converted their notes into common stock in 2004.

(26)

As described earlier in Part I, Item 7 (Certain Relationships and Related Transactions), David Smith received discount on the first $1,000,000 of his investment, resulting in the issuance to him of an additional 176,500 shares of common stock and an additional 44,125 warrants. Part I, Item 7 also describes the issuance of options to purchase an aggregate of 938,000 shares of common stock to our executive officers. We intend to have these options qualify as incentive stock options and we issued them pursuant to SEC rule 701. As of November 12, 2004, incentive stock options for an additional 325,000 shares of stock have been issued to other employees pursuant to SEC rule 701. Of these, an option for 75,000 shares has expired unexercised.

We lease our Fitchburg facility on terms that call for the payment of base rent in the form of common stock. See Item 3 (Description of Property) above. Base rent for the facility for the first year of the lease, which ended on September 24, 2004, was $10,942.37 per month. This rent was payable in the form of our common stock at the rate of $1.00 per share. As of November 12, 2004, we had accrued $156,461 of rents payable in this form and had issued 154,513 shares of common stock to the landlord pursuant to the lease. We believe that the landlord is an accredited investor within the meaning of SEC regulation D, and have issued shares to the landlord in reliance upon the exemption provided by section 4(2) of the Securities Act.

As of November 12, 2004, we had also issued 305,800 shares common stock to individuals who are not our employees in exchange for services. We believe these issuances to be covered by SEC rule 701 and/or section 4(2) of the Securities Act. As of September 30, 2004, we had also issued 136,094 shares of common stock to businesses, including a law firm, two construction companies and a securities research organization, in exchange for services provided on a discounted basis. As of November 12, 2004, we had also engaged consultants to provide advisory services to us in exchange for warrants to acquire 1,236,800 shares of common stock and an incentive option to acquire 15,000 shares of common stock.

The following table summarizes the issuances, through November 12, 2004, described above:

Nature of Investor	Consideration to Company	Total Shares Issued	Warrants Issued	Options Issued	Principal Amount of Notes Still Outstanding
Round 1 Note holders	$302,500	993,071	50,928	0	0
Round 2 Note holders	$1,139,900	1,429,529	1,139,900	0	$125,000
2004 Private Placement investors	$5,721,000	5,897,500	2,904,625	0	N/A
Landlord	Discharge of rent obligations of $154,513	154,513	None	0	N/A
Consultants	see below	441,894	1,236,800	15,000	N/A
Total		8,916,507	5,332,253	15,000

(27)

The consideration received by the Company in connection with shares issued to service providers can be summarized as follows:

Service Provider	Number of Shares As of November 12,2004	Number of Shares Covered by Warrants Issued As of November 12, 2004	Number of Shares Covered by Options Issued As of November 12,2004	Exercise Price of Options and Warrants	Nature of Services
Bromberg & Sunstein LLP	80,622	0	0	N/A	Legal services
James Chantilas	140,400	100,000	0	$2.50	Real estate consulting services
Sally Johnson-Chin	0	150,000	0	$1.00	Advisory board services
James Czirr	0	472,000	0	$1.00	Business consulting services
Kathy Drew	140,400	100,000	0	$2.50	Business consulting services
Edwardesen Painting	16,412	0	0	N/A	Painting services
C. Miserlis	25,000	180,000	0	$1.00	Advisory board services
Omni Capital	3,333	0	0	N/A	Securities research
The Research Works	21,667	0	0	N/A	Securities research
Tomlinson Programs	0	84,800	0	$1.00	Finder’s fee
Vijay Verma	0	150,000	0	$1.00	Business consulting services
Wachusetts Development & Construction	14,060	0	0	N/A	Construction services
Janet Elicone			15,000	$0.18	Accounting services
Total	441,894	1,236,800	15,000

(28)

Item 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Exculpation of Directors. Our articles of incorporation eliminate liability for directors to the extent permitted under the Idaho Business Corporation Act (the “Idaho Code”). Section 30-1-202 of the Idaho Code permits Idaho corporations to include an article which eliminates director liability to a corporation and its shareholders for money damages for actions taken as a director except liability for:

(1)	the amount of a financial benefit received by a director to which he or she is not entitled;

(2)	an intentional infliction of harm on the corporation or the shareholders;

(3)	a violation of Section 30-1-833, Idaho Code (relating to unlawful distributions); or

(4)	an intentional violation of criminal law.

Indemnification Provisions in the Charter and Bylaws. The Company's articles of incorporation also expressly allow indemnification and the advancement of expenses for officers and directors to the extent permitted under the Idaho Code (as described below). The Amended and Restated Bylaws (the “Bylaws”) of the Company require indemnification of and advancement of expenses for directors and permit the indemnification of and advancement of expenses for officers, in each case to the fullest extent permitted under the Idaho Code. The Bylaws also permit the Company to purchase insurance on behalf of its officers and directors, and provide that the termination of any proceeding against a party by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not alone create a presumption that the party did not act in good faith.

The Idaho Code.

Indemnification of Directors. Under Section 30-1-858 of the Idaho Code, a corporation may by a provision in its Bylaws obligate itself to provide indemnification to or advance expenses for its directors in connection with a threatened or pending legal action or proceeding, subject to the limits of Section 30-1-851 of the Idaho Code, which permits the Company to indemnify a director who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding ") because he is a director against liability incurred in the proceeding if:

(a)	(i) He conducted himself in good faith; and

(ii)	He reasonably believed:

(29)

(A)	In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and

(B)	In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

(iii)	In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b)	He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e) of the Idaho Code.

A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above. The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

Unless ordered by a court under section 30-1-854(1)(c) of the Idaho Code, a corporation may not indemnify a director:

(a)	In connection with a proceeding brought by or on behalf of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of Section 30-1-851 of the Idaho Code; or

(b)	In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

The Idaho Code requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Indemnification of Officers. An individual who is an officer of the Company may be indemnified under the Idaho Code to the same extent as a director. An officer may in addition, be indemnified as provided in the articles of incorporation or bylaws, in a resolution of the Board of Directors or by contract except there shall by no indemnification for:

(i)	Liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding; or

(ii)	Liability arising out of conduct that constitutes:

(A)	Receipt by the officer of a financial benefit to which the officer is not entitled;

(B)	An intentional infliction of harm on the corporation of its shareholders; or

(C)	An intentional violation of criminal law.

(30)

The Idaho Code requires a corporation to indemnify an officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was an officer of the corporation against reasonable expenses incurred by him in connection with the proceeding

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(31)

Part F/S

FINANCIAL STATEMENTS.

The financial statements filed as part of this Form 10-SB are indexed below and are included at pages F-1 through F-33.

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INTEGRATED PHARMACEUTICALS, INC.

A Development Stage Company

Financial Statements

December 31, 2003

F-1

INTEGRATED PHARMACEUTICALS, INC.

A Development Stage Company

F-2

Board of Directors
Integrated Pharmaceuticals, Inc.
Boston, MA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Integrated Pharmaceuticals, Inc. (an Idaho corporation and development stage company) as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, and for the period from February 1, 2003 (beginning of development stage) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Pharmaceuticals, Inc. as of December 31, 2003 and 2002, and the results of its operations, stockholders’ equity (deficit) and cash flows for the years then ended and for the period from February 1, 2003 (beginning of development stage) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15 to the financial statements, an error resulting in overstatement of previously reported prepaid rent and stockholders’ equity accounts as of December 31, 2003 was discovered by management of the Company during the current year. Accordingly, the 2003 financial statements have been restated to correct this error.

Williams & Webster, P.S.
Spokane, Washington
Certified Public Accountants
June 30, 2004, except for Note 15 which is November 16, 2004

F-3

INTEGRATED PHARMACEUTICALS, INC.
(A Development Stage Company)
BALANCE SHEETS

	December 31,	December 31,
	2003	2002

ASSETS
CURRENT ASSETS
Cash	$253,940	$9,537
Accounts receivable	—	66,194
Receivable from shareholders/officers	—	1,878
Prepaid rent	119,273	—
Prepaid expenses	136,626	14,206
Total Current Assets	509,839	91,815

PROPERTY AND EQUIPMENT, net	65,422	59,429

OTHER ASSETS
Investments	1,750	—
Deposits	6,620	6,620
Total Other Assets	8,370	6,620

TOTAL ASSETS	$583,631	$157,864

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$190,601	$105,009
Accrued expenses	143,759	78,673
Convertible notes payable - current portion	302,500	302,500
Related party long-term debt - current portion	19,869	26,740
Long-term debt - current portion	5,111	4,617
Total Current Liabilities	661,840	517,539

LONG-TERM DEBT
Related party loan, less current portion	21,254	39,174
Convertible notes payable, net of deferred financing costs	179,086	—
Capital lease payable, less current portion	4,452	9,404
Total Long-Term Debt	204,792	48,578

Total Liabilities	866,632	566,117

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.10 par value, 20,000,000 shares
authorized; no shares issued	—	—
Common stock, $0.01 par value, 100,000,000 shares
authorized; 8,601,732 and 7,646,250 shares
issued and 8,477,732 and 7,646,250 shares
outstanding, respectively	84,777	76,463
Additional paid-in capital	706,137	173,059
Discount on common stock	—	(240,000)
Other comprehensive income (loss)	(100)	—
Stock options and warrants	520,660	—
Accumulated deficit prior to development stage	(1,099,851)	(417,775)
Accumulated deficit during development stage	(494,624)	—

Total Stockholders' Equity (Deficit)	(283,001)	(408,253)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$583,631	$157,864

The accompanying notes are an integral part of these financial statements.

F-4

INTEGRATED PHARMACEUTICALS, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			For the period from
			February 1, 2003
			(inception of
	Year Ended	Year Ended	development stage)
	December 31, 2003	December 31, 2002	to December 31, 2003

REVENUES	$44,955	$275,380	$—

COST OF GOODS SOLD
Materials and supplies	5,487	23,437	—
Labor and benefits	19,756	22,994	—
Depreciation	1,898	29,030	—
Other cost of sales	2,219	9,037	—
Total Cost of Goods Sold	29,360	84,498

GROSS PROFIT	15,595	190,882	—

GENERAL AND ADMINISTRATIVE EXPENSES
Depreciation and amortization	23,631	2,831	21,662
Marketing	10,594	—	10,594
Legal and professional fees	103,936	4,832	103,864
Consulting	237,971	21,869	237,971
Occupancy	136,541	71,590	133,360
Labor and benefits	254,944	—	172,029
Options for services	12,520	—	12,520
Office supplies and expenses	11,214	10,624	9,654
Travel	88,281	63,023	86,004
General and administrative expenses	89,696	20,973	89,224
Total General and Administrative Expenses	969,328	195,742	876,882

OPERATING INCOME (LOSS)	(953,733)	(4,860)	(876,882)

OTHER INCOME AND (EXPENSES)
Interest expense	(225,485)	(54,649)	(225,265)
Other income	2,518	2,046	2,296
Total Other Income and Expenses	(222,967)	(52,603)	(222,969)

LOSS BEFORE TAXES	(1,176,700)	(57,463)	(1,099,851)

INCOME TAXES	—	—	—

NET LOSS	(1,176,700)	(57,463)	(1,099,851)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) in market value of
investments	(100)	—	(100)

COMPREHENSIVE LOSS	$(1,176,800)	$(57,463)	$(1,099,951)

NET INCOME (LOSS) PER COMMON SHARE,
BASIC AND DILUTED	$(0.15)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, BASIC AND DILUTED	7,967,615	7,576,866

The accompanying notes are an integral part of these financial statements.

F-5

INTEGRATED PHARMACEUTICALS, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock			Discount	Stock	Accumulated Deficit Prior	Accumulated Deficit	Accumulated
	Number of Shares	Amount	Additional Paid-in Capital	on Common Stock	Options and Warrants	to Development Stage	During Development Stage	Other Comprehensive Loss	Total

Balance, December 31, 2001	7,551,250	$75,513	$157,859	$(240,000)	$—	$(360,312)	$—	$—	$(366,940)

Stock issued at an average price of
$0.17 per share as an incentive
for notes payable	95,000	950	15,200	—	—	—	—	—	16,150

Net loss for the year ended
December 31, 2002	—	—	—	—	—	(57,463)	—	—	(57,463)

Balance, December 31, 2002	7,646,250	76,463	173,059	(240,000)	—	(417,775)	—	—	(408,253)

Stock issued at an average price of
$1.01 per share as an incentive
for notes payable	516,250	5,162	514,425	—	—	—	—	—	519,587

Stock issued at an average price of
$0.50 per share in exchange
for services and asset purchases	160,719	1,607	77,918	—	—	—	—	—	79,525

Stock issued at an average price of
$1.00 per share in exchange
for prepaid rent and rent expense	154,513	1,545	152,968	—	—	—	—	—	154,513

Value of options vested during the
period	—	—	—	—	12,520	—	—	—	12,520

Warrants issued as incentive for
notes payable	—	—	—	—	328,100	—	—	—	328,100

Warrants issued for services	—	—	—	—	180,040	—	—	—	180,040

Payment of accounts payable by
shareholder	—	—	27,767	—	—	—	—	—	27,767

Close discount on common stock
to additional paid—in capital	—	—	(240,000)	240,000	—	—	—	—	—

Unrealized loss on market value
of investment	—	—	—	—	—	—	—	(100)	(100)

Net loss for the year ended
December 31, 2003	—	—	—	—	—	(76,849)	(1,099,851)	—	(1,176,700)

Balance, December 31, 2003	8,477,732	$84,777	$706,137	$—	$520,660	$(494,624)	$(1,099,851)	$(100)	$(283,001)

The accompanying notes are an integral part of these financial statements.

F-6

INTEGRATED PHARMACEUTICALS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			For the period from
			February 1, 2003
			(inception of
	Year Ended	Year Ended	development stage)
	December 31, 2003	December 31, 2002	to December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,176,700)	$(57,463)	$(1,099,851)
Adjustments to reconcile net income (loss) to net cash
flows provided (used) by operating activities:
Depreciation	25,529	31,861	21,622
Stock issued as incentive for notes payables	106,488	16,150	106,488
Stock issued for prepaid rent and rent expense	35,240	—	35,240
Stock issued for services	79,525	—	79,525
Warrants and options issued for services and financing	227,270	—	227,270
Noncash recovery of other income	(1,850)	—	(1,850)
Gain on insurance claim	—	(2,046)	—
Changes in assets and liabilities:
Receivables	68,072	(61,988)	16,084
Prepaid expenses	13,155	(3,682)	10,933
Accounts payable	113,359	28,513	92,054
Accrued expenses	65,086	30,250	(39,224)
Net cash provided (used) by operating activities	(444,826)	(18,405)	(551,709)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from insurance claim	—	5,353	—
Purchase of fixed assets	(216,523)	(24,674)	(201,725)
Leasehold concessions received	185,000	—	185,000
Net cash used by investing activities	(31,523)	(19,321)	(16,725)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	(4,458)	(3,789)	—
Proceeds from related party loans	—	44,500	—
Payments on related party loans	(24,790)	(15,598)	(15,578)
Proceeds from convertible debt	750,000	—	550,000
Net cash provided (used) by financing activities	720,752	25,113	534,422

Net increase (decrease) in cash	244,403	(12,613)	(34,012)

Cash, beginning of period	9,537	22,150	287,952

Cash, end of period	$253,940	$9,537	$253,940

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid	$—	$—	$—
Interest paid	$25,000	$24,399	$25,000

NON-CASH INVESTING AND FINANCING:
Equipment obtained via capital lease	$—	$7,278	$—
Stock issued as deferred incentive for notes payables	$519,587	$16,150	$519,587
Stock issued for prepaid and deferred rent and rent expense	$154,513	$—	$154,513
Stock issued for services	$79,525	$—	$79,525
Warrants and options issued for deferred services and financing	$520,102	$—	$520,102
Accounts payable paid by contributed capital	$27,767	$—	$27,767
Noncash recovery of other income	$1,850	$—	$1,850

The accompanying notes are an integral part of these financial statements.

F-7

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

NOTE 1 - BUSINESS ORGANIZATION

Integrated Pharmaceuticals, Inc., (hereinafter, “the Company”) is the successor to Advanced Process Technologies, Inc. (hereinafter, “APT”) a corporation formed on March 23, 1998 under the laws of the Commonwealth of Massachusetts. In February 2003, the Company began a new development stage whereby it began the development of technologies for the production of clinically active pharmaceutical compounds, including active small molecules and recombinant DNA technology derived products. The Company was involved in contract research for pharmaceutical companies, through January 2003, when it changed its primary focus to the development of its own technology and manufacturing capacity.

On September 5, 2000, the Company agreed to an exchange of its stock in an acquisition with Bitterroot Mining Company (hereinafter “Bitterroot”). This transaction was accounted for as an acquisition and recapitalization of an operating enterprise by a non-operating public company. The legal entity is that of Bitterroot, while the accounting entity is the operating company, which had been APT. At that time, the Company acquired new non-qualifying shareholders and automatically converted from an “S” corporation to a regular “C” corporation. On November 28, 2000, the Company changed its name to Integrated Pharmaceuticals, Inc. See Note 3. As a result of this transaction, Integrated Pharmaceuticals, Inc. changed it state of domicile to Idaho, and operates as an Idaho corporation.

For the year ended December 31, 2002, the Company’s auditors expressed a going concern qualification in the Company’s audited financial statements. In the first quarter of 2004, the Company obtained significant additional capital through a private placement of its stock and the issuance of convertible debt. Additionally, the majority of this convertible debt was converted to common stock prior to the issuance of these financial statements. Management plans to use the majority of the proceeds from the financing to implement its business plan. The funds received as well as the anticipated sales resulting from the implementation of the Company’s business plan demonstrate that the Company has sufficient funding for its operations. See Note 14.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Basis of Accounting
The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has a December 31 year-end.

F-8

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Development Stage Activities
The Company began a new development stage February 1, 2003, when it discontinued outside contract research as its primary focus. It is now primarily engaged in the development of technologies for the production of clinically active pharmaceutical compounds, including active small molecules and recombinant DNA technology derived products.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents
The Company considers all highly liquid investments, with a maturity of three months or less at the date of acquisition, to be cash equivalents.

Trade Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. The Company’s policy is not to accrue interest on trade receivables.

Advertising and Marketing
Advertising and marketing costs are charged to operations in the year incurred. The Company’s advertising and marketing expenses were $10,594 for the year ended December 31, 2003. The Company did not incur any advertising and marketing expenses in the year ended December 31, 2002.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, receivables, prepaid expenses, payables and accrued expenses and short-term borrowings. All instruments are accounted for on an historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2003 and 2002.

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees
Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, defines a fair value-based method of accounting for stock options and other equity instruments. The Company has adopted this method, which measures compensation costs based on the estimated fair value of the award and recognizes that cost over the service period.

F-9

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (hereinafter “SFAS No. 109”). Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109 to allow recognition of such an asset. See Note 7.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of five to ten years. See Note 4.

Accounting for Long-Lived Assets
In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. The Company does not believe any adjustments are needed to the carrying value of its assets at this time.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (hereinafter “SFAS No. 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which is effective for the Company as of January 1, 2001. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.
At December 31, 2003 and 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

F-10

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Revenue Recognition
Revenues and costs of revenues for services are recognized when the contract services are furnished or delivered. As the Company begins production and shipment of its products, revenue will be recognized when there is credible evidence that an arrangement exists with the purchaser, the price is fixed and determinable, and collectibility of the charges is reasonably assured. Products will be shipped FOB and title will pass upon shipment.

Basic and Diluted Earnings Per Share
The Company has adopted Statement of Financial Accounting Standards Statement No. 128, “Earnings Per Share”. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net income (loss) adjusted for interest expense on convertible debt by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of the exercisable stock options and warrants, and convertible debt. Diluted net loss per share is the same as basic net loss per share at December 31, 2003 and 2002 as inclusion of the common stock equivalents would be antidilutive. The Company has a total of 2,238,000 and 605,000 shares at December 31, 2003 and 2002 respectively, that would be issued if all options and warrants were exercised, and all convertible debt converted.

Cost of Sales
Cost of sales consists of the purchase price of materials and supplies, labor and benefits, and other direct costs associated with providing contract research services.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service and other factors. No liability has been recorded in the accompanying financial statements, as the amounts are immaterial.

Research and Development
Research and development expenses for non-contract related projects are charged to operations as incurred. Prior to the beginning of the development stage, while the Company was performing contract research, certain expenses incurred for specific research and development contracts were borne by the customers. These expenses, including materials and supplies, labor and benefits and depreciation of equipment used in the research, were all included in cost of goods sold.

Recent Accounting Pronouncements
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” regarding classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. There has been no impact on the Company’s financial statements from adopting this standard.

F-11

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”. The Company currently reports stock issued to employees under the rules of SFAS 123. Accordingly, there is no change in the Company’s disclosure requirements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. There has been no impact on the Company’s financial statements from adopting this standard.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” which updates, clarifies and simplifies existing accounting pronouncements. The Company adopted this standard, which did not have an effect on the financial statements of the Company.

NOTE 3 - MERGER AND ACQUISITION

On September 5, 2000, the Company completed an acquisition agreement with Bitterroot Mining Company (“Bitterroot”). Under the terms of the agreement, Bitterroot issued 24,000,000 shares of its common stock in exchange for all of the Company’s common stock. Subsequent to this agreement and plan of recapitalization, Bitterroot authorized a one-for-four reverse split of the issued and outstanding shares and a name change to Advanced Process Technologies, Inc.

As Bitterroot was a non-operating public company with limited assets, the substance of the merger transaction is a capital transaction, rather than a business combination. The transaction is equivalent to the issuance of stock by APT for the net assets of Bitterroot, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles were recorded. The only substantial asset of Bitterroot that was acquired was $11,500 of investments. The liabilities acquired by the Company in the acquisition totaled $45,411.

Following these transactions, the Company had 7,269,962 common shares outstanding. On November 28, 2000, the Company changed its name to Integrated Pharmaceuticals, Inc.

F-12

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Included in the property and equipment is a concession of $185,000 by the lessor for tenant improvements. At the point in time that the improvements are finalized, and placed in service, the Company will allocate the leasehold concession to specific improvements. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years. The following is a summary of property, equipment and accumulated depreciation at December 31, 2003 and 2002:

	2003	2002
Lab equipment	$32,897	$156,259
Furniture and fixtures	176,638	10,890
Leasehold improvements	1,889	12,753
	211,424	179,902
Less: Accumulated depreciation	(146,002)	(120,473)
Total	$65,422	$59,429

Depreciation and amortization expense for the years ended December 31, 2003 and 2002 were $25,529 and $31,861, respectively. The Company evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

NOTE 5 - CAPITAL LEASES

During the year ended December 31, 2001, the Company entered into a capital lease contract for equipment valued at a total of $7,730. The contract calls for monthly payments of $240, plus taxes for four years. The equipment is included in property and equipment of the Company, and is being depreciated over five years.

During the year ended December 31, 2002, the Company entered into a capital lease contract for equipment valued at $7,278. The contract is for three years with monthly payments of $280, plus taxes. This equipment is included in property and equipment of the Company, and is being depreciated over five years.

Interest expense on these capital leases for the years ended December 31, 2003 and 2002 were $2,392 and $1,979, respectively.

F-13

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Future minimum lease payments under capital leases as of December 31, 2003, for each of the next five years and in the aggregate are:

Year Ended December 31,	Amount
2004	$5,111
2005	4,452
Total Minimum Lease Payments	$9,563

NOTE 6 - CONVERTIBLE NOTES PAYABLE

Convertible Debt Issued in 2000
During the year ended December 31, 2000, the Company sold, in a private placement to accredited investors, $282,500 of one-year convertible debt. The debt, bearing interest at the rate of 10% per annum, is convertible, at the maturity date of the notes, into shares of the Company’s common stock at a rate of $0.50 per share. As part of the private placement, each note holder received one-half of one share of the Company’s common stock for each dollar of the principal amount of the convertible debt. The Company issued 141,250 shares of its common stock at an average price of $0.09 for this additional consideration, which was expensed ratably over one year.

Convertible Debt Issued in 2001
During the year ended December 31, 2001, the Company sold an additional one-year note in the amount of $20,000. The debt has the same features as the aforementioned notes. As additional consideration, the note holder received one-half of one share of the Company’s common stock for each dollar of the principal amount of the convertible debt. The Company issued 10,000 shares of its common stock at an average price of $0.09 per share. This additional consideration was expensed ratably over one year.

Extensions of Above Convertible Debt
The Company issued shares of its common stock as an incentive for the convertible debt note holders to extend the maturity date of their notes for one-year periods as follows:

Date	Number of shares	Average value per share
2001	141,250	$0.09
2002	95,000	$0.17
2003	141,250	$1.45

The value of the shares given in consideration is to be expensed ratably over the extension year.

F-14

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Convertible Debt Issued in 2003
During the year ended December 31, 2003, the Company sold three-year 10% notes in the amount of $750,000. The note holders may convert their note and accrued yet unpaid interest into shares of common stock by dividing the balance due by 75% of the most recent equity offering price, with a minimum conversion of $1.25 and a maximum of $2.50. As additional consideration, the note holders received one-half of one share of the Company’s common stock for each dollar of the principal amount of the convertible debt. Accordingly, the Company issued a total of 375,000 shares of its common stock at an average price of $0.84 per share. As an additional incentive, the Company issued one warrant for each dollar of debt issued. Each warrant is for three years and is exercisable at $2.50 per share. The fair value of the warrants was estimated using the Black Scholes Option Price Calculation. The following assumptions were made to value the warrants: strike price at $2.50, risk free interest rate of 5%, expected life of three years, and expected volatility of 110% with no dividends expected to be issued. The value of the warrants and the stock incentives are recorded on the balance sheet as a debt discount. This discount is being amortized over 36 months, the life of the debt. As of December 31, 2003, the Company’s unamortized debt discount was $570,914. See Note 14 for subsequent debt issuance.

The 2003 convertible debt consisted of five separate transactions occurring on different dates during 2003. The analysis of beneficial conversion features was done by the Company on an issuance-by-issuance basis as changing market prices for the Company’s common stock resulted in different results for each issuance. Following guidance provided by EITF 00-27 in applying Issue No. 98-5 the Company allocated proceeds first to the incentive shares and then to the warrants granted the note holders. The value assigned to the warrants fully absorbed all beneficial conversion amounts and as such no value was assigned to the conversion feature of the notes.

The total interest expense on the convertible debt for the years ended December 31, 2003 and 2002 amounted to $65,086 and $30,250, respectively, and is shown on the balance sheet as accrued expenses.

NOTE 7 - INCOME TAXES

The following is a reconciliation of income tax computed at the Federal statutory rate to the provision for taxes:

	December 31, 2003		December 31, 2002
	Amount	Percent	Amount	Percent
Federal tax (benefit)	$(342,200)	(34.0%)	$(19,500)	(34.0)%
State tax (benefit)	(95,600)	(9.5%)	(5,400)	(9.5)%
Expenses not deductible for income tax purposes:
Other	9,800	0.9%	3,600	6.3%
Valuation allowance	428,000	42.6%	21,300	37.1%
	$—	—	$—	—

F-15

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets at December 31, 2003 and 2002 are as follows:

	December 31, 2003	December 31, 2002
Deferred tax asset:
Net operating loss carryforwards	$635,500	$207,900

Deferred tax liabilities:
Tax depreciation in excess of book	9,500	7,900
Deferred tax asset	626,000	200,000
Less valuation allowance	(626,000)	(200,000)
Net deferred tax asset	$—	$—

At December 31, 2003, the Company has federal net operating loss carryforwards of approximately $1,461,000, which expire in the years 2020 through 2023, and state net operating loss carryforwards of approximately $1,461,000, which expire in the years 2005 through 2008.

NOTE 8 - CAPITAL STOCK

Preferred Stock
The Company is authorized to issue 20,000,000 shares of non-assessable $0.10 par value preferred stock. As of December 31, 2003, the Company has not issued any preferred stock.

Common Stock
The Company is authorized to issue 100,000,000 shares of non-assessable $0.01 par value common stock. Each share of stock is entitled to one vote at the annual shareholder’s meeting.

During the year ended December 31, 2003, the Company issued a total of 516,250 shares of common stock at an average market price of $1.01 per share as incentives to convertible debt holders. Also during the year, the Company issued 160,719 shares of common stock at an average market price of $0.60 per share in exchange for services.

The Company has entered into a lease for their facility in Fitchburg, Massachusetts whereby the base rent will be paid with one share of common stock for each $1.00 of rent. Accordingly, a total of 154,513 shares were issued during the year ended December 31, 2003. The Company is holding at December 31, 2003, 12 certificates of 10,843 shares each of common stock, a total of 130,116 shares as prepaid rent and will release one certificate each month to pay the base rent of $10,843. The shares being held are recorded on the balance sheet as issued, yet not outstanding.

F-16

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Discount on Common Stock
In September 2000, as a result of the reverse merger acquisition, a discount on common stock was recorded for $240,000, which was the amount of the par value of the stock received in the acquisition recapitalization. Both companies involved in the reverse merger acquisition had negative equity at the time of the transaction, thereby resulting in a discount on common stock being recorded at the time of merger. During the year ended December 31, 2003, the Company exceeded $240,000 of additional paid-in capital, and therefore, the Company closed the discount account to the additional paid-in capital account.

NOTE 9 - STOCK OPTIONS

First Amended and Restated 2002 Stock Plan
On December 16, 2002, the Company’s board of directors approved the 2002 Stock Option Plan. Subsequently, on November 21, 2003, the Company amended the plan to allow up to 1,200,000 shares of stock to be issued under the plan. Subsequent to the board of directors approval, this plan was approved by the shareholders. This plan enables the Company to grant stock, incentive stock options, and nonqualified stock options.

During the year ended December 31, 2003, the Company granted stock options to purchase a total of 275,000 shares of common stock to its employees. Subsequently, one individual left the employ of the Company, and 75,000 options which had not yet vested were returned to the available option pool. The options are exercisable from $0.17 to $1.10 per share, beginning six months after the grant date, and vest over a five-year period beginning on the date of grant The average fair value of the options ($0.27 each) and was estimated using the Black Scholes Option Price Calculation. The following assumptions were made to value the stock options: risk free interest rate of 5%, expected life of 5 years, and expected volatility of 110% with no dividends expected to be paid.

The following is a summary of the Company's equity compensation plans:

Plan	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders (1)	690,000	$0.25	510,000

Total	690,000		510,000

(1)	First Amended and Restated 2002 Stock Plan

F-17

Following is a summary of the status of the options during the years ended December 31, 2003 and 2002:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2002	415,000	$0.19
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2002	415,000	0.19
Granted	275,000	0.34
Exercised	—	—
Forfeited	—	—
Options outstanding at December 31, 2003	690,000	$0.25
Options exercisable at December 31, 2003	83,000	$0.19
Weighted average fair value of options granted in 2003		$0.27

Summarized information about stock options outstanding and exercisable at December 31, 2003 is as follows:

	Outstanding Options
Exercise Price Range	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.18 - $0.95	690,000	4.09	$ 0.25

	Exercisable Options
Exercise Price Range	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.18 - $0.95	83,000	3.96	$ 0.19

NOTE 10 - COMMON STOCK WARRANTS

The Company issued one common stock warrant for each $1.00 of convertible debt issued during the year ended December 31, 2003 as an incentive, a total of 750,000 warrants. Each warrant is exercisable at $2.50 per share for three years. The total value of the warrants in the amount of $328,100 will be expensed over the life of the debt or three years.

Also during the year, the Company issued a total of 200,000 warrants to consultants for services. These warrants are exercisable at $2.50 per share and expire in three years.

F-18

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

The fair value of the warrants was estimated using the Black Scholes Option Price Calculation. The following assumptions were made to value the warrants: risk free interest rate of 5%, expected life of 5 years, and expected volatility of 110%.

Summarized information about stock warrants outstanding and exercisable at December 31, 2003 is as follows:

	Outstanding and Exercisable Warrants
Exercise Price Range	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 2.50	950,000	2.42	$ 2.50

NOTE 11 - RELATED PARTY TRANSACTIONS

Loans Payable
Periodically, the Company received funds from officers in the form of loans. The loans accrue interest at rates ranging from 11% to 13 % per annum. The Company makes current monthly payments of approximately $2,400 plus interest on the loans. At December 31, 2003, the balance of these loans amounted to $41,124. Interest expense for the years ended December 31, 2003 and 2002 amounted to $5,341 and $4,610, respectively.

Future principal payments of the related party loans are as follows:

Year Ended December 31,	Amount
2004	$19,869
2005	13,015
2006	8,240
Total Principal Payments	$41,124

NOTE 12 - CONCENTRATIONS

Credit Risk for Cash Held at Banks
The Company maintains its cash accounts primarily at a Massachusetts bank. These funds are insured to a maximum of $100,000. At December 31, 2003, approximately $150,000 is at risk.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Patent License Agreement
During 2001, the Company entered into a license agreement for the rights to a patent application. The Company may further develop, make, use, sub-lease, promote, distribute, sell and market the patent product or process. The Company is responsible for the expenses of the patent. In addition, a royalty of 3% of net sales, less discounts, is obligated to be paid on a quarterly basis for the license, with a minimum of $100,000, before discounts, starting in 2002, increasing to $150,000, before discounts in 2003. During the year ended December 31, 2003, applicable royalties were waived by the patent holder. No royalties will be accrued until the third quarter of 2004.

F-19

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Building Lease in Boston
During 1998, the Company signed a lease for laboratory and office space for two years and two weeks, commencing May 15, 1998. On May 23, 2000, the Company signed an amendment to this lease in which there are automatic six-month extensions to the lease unless either party to the lease gives at least three months’ notice that they do not wish to extend. This lease called for annual base rent in the amount of $47,075. In addition, the lease contains a provision for additional rent comprised of a proportionate share of operating expenses and property tax escalation. The lease called for a security deposit in the amount of $5,900, which is included in deposits in the accompanying financial statements.

Building Lease in Fitchburg
In September 2003, the Company signed a five-year lease agreement for a commercial real estate property in Fitchburg, Massachusetts. The base rent, which for the first year was $10,942 per month, will be paid with one share of common stock for each $1.00 of rent. The Company has the option to purchase this property in September 2006 and is obligated to do so by September 2008. If the Company has not purchased the property by September 2006, then the rent becomes payable 50% in cash and 50% in stock. Under certain conditions, the Company may accelerate its option to purchase the property to September 2005. The purchase price of the property will be approximately $1.1 million plus 10% compounded for each 12-month period from September 2003 through the date of purchase.

Total rental expense, including common area charges, for the year ending December 31, 2003 and 2002 was $104,672 and $61,796, respectively.

Mass Development Revenue Bond
In September 2003, the Company received an extension of preliminary approval for a $5.03 million revenue bond financing from MassDevelopment to finance an expansion of its operation to a new facility in Fitchburg, Massachusetts.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent to the date of these financial statements, the Company initiated a 2004 private placement of its common stock at $1.00 per share. With each two shares of common stock issued, one warrant will be issued to purchase one share of common stock for $2.50 per share. The Company received approximately $5,700,000 from this private placement.

F-20

INTEGRATED PHARMACEUTICALS, INC. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS December 31, 2003

Subsequent to the date of these financial statements, the Company issued additional convertible three-year debt totaling $389,900. As an incentive to the note holders, one share of common stock was issued for each two dollars of debt, plus one warrant for each dollar of debt.

On March 1, 2004, the company advised the holders of its convertibles notes issued after 2002, of the completion of the 2004 private placement of it common stock, and suggested that these noteholders might wish to convert their notes to common stock at $1.25 per share, in order to avoid future increases in their note conversion price. As an inducement, the Company offered to add converting noteholders to the registration rights agreement that the Company entered into with the investors in the 2004 private placement. Subsequent to the date of these financial statements, all holders of convertible notes issued after 2002, with the exception of those holding $125,000 of debt converted their debt to common stock.

On March 3, 2004, the Company proposed three alternatives to convertible note holders with notes issued prior to 2003. Alternative I required the Company to pay the balance of the outstanding note plus accrued interest on April 30, 2004. Alternative II allowed the holder to convert their note and accrued interest to shares of common stock at $0.75 per share. Alternative III allowed the holder to convert their note and accrued interest to shares of common stock at $1.25 per share and to be added to the registration rights agreement. In addition, those holders selecting Alternative III would receive for every two shares of common stock issued upon conversion, a warrant to purchase one share of common stock at $2.50 per share. These warrants would be valid through December 31, 2006. Subsequent to the date of these financial statements, all holders of convertible debt issued prior to 2003, converted their debt to common stock.

The Company is entering into a stage wherein it is beginning to produce a product in commercial quantities. It has one signed letter of intent in place and is presently developing contacts for additional outlets for its products. While there are no guarantees that additional contracts will be obtained, the Company can control its cost of goods sold and other direct costs and relate them to contract sales. Other than direct costs, which will be directly related and controlled by the Company’s revenues, management estimates that it will need approximately $3,400,000 to operate during the next twelve months.

Due to the proceeds received in the above stock issuances, the conversion of debt to common stock, and the letter of intent in place, management has determined that it can continue as a going concern for at least the next twelve months.

F-21

INTEGRATED PHARMACEUTICALS, INC.

A Development Stage Company

Financial Statements

September 30, 2004

F-22

INTEGRATED PHARMACEUTICALS, INC.
A Development Stage Company

F-23

INTEGRATED PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	September 30,	December 31,
	2004	2003
	(Unaudited)	(restated)
ASSETS
CURRENT ASSETS
Cash	$2,540,105	$253,940
Accounts receivable	630	—
Inventory	194,451	—
Prepaid expenses	56,046	136,626
Total Current Assets	2,791,232	390,566

PROPERTY AND EQUIPMENT
Property and equipment	2,022,084	396,424
Less: accumulated depreciation	(284,206)	(331,002)
Total Property and Equipment	1,737,878	65,422

OTHER ASSETS
Investments	26,830	1,750
Deposits	6,620	6,620
Total Other Assets	33,450	8,370

TOTAL ASSETS	$4,562,560	$464,358

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$152,987	$190,601
Accrued expenses	50,979	143,759
Deferred compensation	9,000	—
Convertible notes payable - current portion	—	302,500
Related party loans - current portion	—	19,869
Capital lease payable - current portion	1,278	5,111
Total Current Liabilities	214,244	661,840

LONG-TERM DEBT
Related party loan, less current portion	—	21,254
Convertible notes payable, net of deferred financing costs	27,666	179,086
Capital lease payable, less current portion	4,452	4,452
Total Long-Term Debt	32,118	204,792

Total Liabilities	246,362	866,632

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.10 par value; 20,000,000 shares
authorized, no shares issued	—	—
Common stock, $0.01 par value; 100,000,000 shares
authorized, 16,226,130 and 8,358,459 shares
issued and outstanding, respectively	162,260	83,584
Stock options and warrants	6,261,198	520,660
Additional paid-in capital	4,430,528	588,057
Other comprehensive income (loss)	(20)	(100)
Deficit accumulated prior to development stage	(494,624)	(494,624)
Accumulated deficit during development stage	(6,043,144)	(1,099,851)
Total Stockholders' Equity (Deficit)	4,316,198	(402,274)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$4,562,560	$464,358

The accompanying condensed notes are an integral part of these financial statements.

F-24

INTEGRATED PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

					From
					February 1, 2003
					(Inception of
	Three Months Ended		Nine Months Ended		Development Stage)
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	to September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUES	$—	$—	$—	$44,955	$—

COST OF GOODS SOLD
Materials and supplies	—	—	—	5,487	—
Labor and benefits	—	—	—	19,756	—
Depreciation	—	—	—	1,898	—
Other cost of sales	—	—	—	2,219	—
Total Cost of Goods Sold	—	—	—	29,360	—

GROSS PROFIT	—	—	—	15,595	—

GENERAL AND ADMINISTRATIVE EXPENSES
Research & development	115,162	4,873	352,015	4,873	372,652
Depreciation	83,428	4,581	145,465	15,093	167,127
Marketing	66,123	3,872	271,919	5,206	282,513
Legal and professional fees	128,275	23,880	327,061	28,183	430,925
Consulting	75,392	11,250	1,592,947	35,250	1,830,918
Occupancy	87,241	31,179	279,955	69,915	413,315
Office supplies and expenses	20,279	12,505	92,257	56,182	101,911
Options for services	117,708	—	382,220	10,220	394,740
Salaries and benefits	80,098	72,311	260,416	544,417	411,808
Travel	13,001	9,382	35,112	18,786	121,116
Other administrative expenses	66,852	8,629	157,239	19,034	246,463
Total General and Administrative Expenses	853,559	182,462	3,896,606	807,159	4,773,488

OPERATING LOSS	(853,559)	(182,462)	(3,896,606)	(791,564)	(4,773,488)

OTHER INCOME AND EXPENSES
Interest income	2,686	1,007	7,029	2,471	7,029
Interest and financing expense	(16,296)	(24,041)	(1,048,235)	(91,031)	(1,273,500)
Other expense	—	—	—	—	—
Other income	—	—	(5,481)	—	(3,185)
Total Other Income and Expenses	(13,610)	(23,034)	(1,046,687)	(88,560)	(1,269,656)

LOSS BEFORE TAXES	(867,169)	(205,496)	(4,943,293)	(880,124)	(6,043,144)

INCOME TAXES	—	—	—	—	—

NET LOSS	(867,169)	(205,496)	(4,943,293)	(880,124)	(6,043,144)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) in market value of
investments	—	—	80	—	(20)

COMPREHENSIVE LOSS	$(867,169)	$(205,496)	$(4,943,213)	$(880,124)	$(6,043,164)

NET LOSS PER COMMON SHARE,
BASIC AND DILUTED	$(0.05)	$(0.03)	$(0.35)	$(0.11)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, BASIC AND DILUTED	16,231,487	8,022,499	14,155,239	7,911,666

The accompanying condensed notes are an integral part of these financial statements.

F-25

INTEGRATED PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock			Discount	Stock	Accumulated Deficit Prior	Accumulated Deficit	Accumulated
	Number of Shares	Amount	Additional Paid-in Capital	on Common Stock	Options and Warrants	to Development Stage	During Development Stage	Other Comprehensive Loss	Total

Balance, December 31, 2001	7,551,250	$75,513	$157,859	$(240,000)	$—	$(360,312)	$—	$—	$(366,940)

Stock issued at an average price of
$0.17 per share as an incentive
for notes payable	95,000	950	15,200	—	—	—	—	—	16,150

Net loss for the year ended
December 31, 2002	—	—	—	—	—	(57,463)	—	—	(57,463)

Balance, December 31, 2002	7,646,250	76,463	173,059	(240,000)	—	(417,775)	—	—	(408,253)

Stock issued at an average price of
$1.01 per share as an incentive
for notes payable	516,250	5,162	514,425	—	—	—	—	—	519,587

Stock issued at an average price of
$0.50 per share in exchange
for services and asset purchases	160,719	1,607	77,918	—	—	—	—	—	79,525

Stock issued at an average price of
$1.00 per share in exchange
for rent expense	35,240	352	34,888	—	—	—	—	—	35,240

Value of options vested during the
period	—	—	—	—	12,520	—	—	—	12,520

Warrants issued as incentive for
notes payable	—	—	—	—	328,100	—	—	—	328,100

Warrants issued for services	—	—	—	—	180,040	—	—	—	180,040

Payment of accounts payable by
shareholder	—	—	27,767	—	—	—	—	—	27,767

Close discount on common stock
to additional paid-in capital	—	—	(240,000)	240,000	—	—	—	—	—

Unrealized loss on market value
of investment	—	—	—	—	—	—	—	(100)	(100)

Net loss for the year ended
December 31, 2003	—	—	—	—	—	(76,849)	(1,099,851)	—	(1,176,700)

Balance, December 31, 2003 (restated)	8,358,459	83,584	588,057	—	520,660	(494,624)	(1,099,851)	(100)	(402,274)

Warrants issued as incentive for
notes payable	—	—	—	—	222,243	—	—	—	222,243

Warrants issued for services	—	$—	$—	$—	$962,640	$—	$—	$—	$962,640

Options vested during the period	—	—	—	—	264,512	—	—	—	264,512

Stock issued at an average price of
$0.87 per share as an incentive
for notes payable	194,950	1,949	165,708	—	—	—	—	—	167,657

Stock and warrants issued for cash
at an average price of $0.97 per
unit, less expenses of $126,000	5,896,000	58,960	1,474,230	—	4,061,810	—	—	—	5,595,000

Stock issued at an average price of
$2.09 per share in exchange
for services	284,740	2,847	593,186	—	—	—	—	—	596,033

Stock issued for purchase of assets
at $1.22 per share	9,974	100	12,078	—	—	—	—	—	12,178

Stock and warrants issued for
convertible debt plus interest at
prices ranging from $0.75 to
$1.25 per unit	1,323,901	13,239	1,408,076	—	26,483	—	—	—	1,447,798

Stock issued at an average price of
$1.00 per share in exchange
for rent expense	97,587	976	96,611	—	—	—	—	—	97,587

Unrealized loss on market value of
investment	—	—	—	—	—	—	—	80	80

Stock issued at an average price of
$1.50 per share in exchange
for services	20,519	205	30,932	—	—	—	—	—	31,137

Stock issued for securities at
$1.00 per share	25,000	250	24,750	—	—	—	—	—	25,000

Stock issued for cash at
$2.47 per share	15,000	150	36,900	—	—	—	—	—	37,050

Value of options vested during the
period	—	—	—	—	202,850	—	—	—	202,850

Net loss for the period ended
September 30, 2004 (unaudited)	—	—	—	—	—	—	(4,943,293)	—	(4,943,293)

Balance, September 30, 2004 (unaudited and restated)	16,226,130	$162,260	$4,430,528	$—	$6,261,198	$(494,624)	$(6,043,144)	$(20)	$4,316,198

The accompanying condensed notes are an integral part of these financial statements.

F-26

INTEGRATED PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Nine Months Ended		From February 1, 2003 (Inception of	For the period from February 1, 2003
	September 30, 2004	September 30, 2003	Development Stage) to September 30, 2004	(inception of development stage)
	(Unaudited)	(Unaudited)	(Unaudited)	to December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,943,293)	$(880,124)	$(6,043,144)	(1,099,851)
Adjustments to reconcile net loss to net cash
flows provided (used) by operating activities:
Depreciation	145,465	16,991	167,087	21,622
Loss on dispostion of assets	5,482	—	5,482	—
Stock and warrants issued as incentives	389,900	—	496,388	106,488
Stock issued for prepaid rent and rent expense	97,587	—	132,827	35,240
Stock options vested	467,362	19,680	487,042	19,680
Recognition of noncash deferred financing expense	578,699	—	578,699	—
Stock and warrants issued for services and financing	1,589,810	—	1,876,925	287,115
Noncash recovery of other income	—	—	(1,850)	(1,850)
Changes in assets and liabilities:
Receivables	(630)	66,194	15,454	16,084
Inventory	(194,451)	—	(194,451)	—
Prepaid expenses	80,585	(1,290)	91,518	10,933
Loans Receivable	—	(42,000)	—	—
Accrued Interest	—	(2,471)	—	—
Deferred compensation	9,000	477,917	9,000	—
Accounts payable	(37,614)	(10,073)	54,440	92,054
Accrued expenses	(92,780)	26,085	(132,004)	(39,224)
Net cash used by operating activities	(1,904,878)	(329,091)	(2,456,587)	(551,709)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,785,951)	(25,539)	(2,172,676)	(386,725)
Leasehold concessions received	—	—	185,000	185,000
Net cash used by investing activities	(1,785,951)	(25,539)	(1,987,676)	(201,725)

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of common stock units	5,632,050	—	5,632,050	—
Payments on capital leases	(3,833)	(3,078)	(8,291)	(4,458)
Payments on related party loans	(41,123)	(18,592)	(52,243)	(11,120)
Proceeds from convertible debt	389,900	706,646	939,900	550,000
Net cash provided by financing activities	5,976,994	684,976	6,511,416	534,422

Net increase (decrease) in cash	2,286,165	330,346	2,067,153	(219,012)

Cash, beginning of period	253,940	9,537	472,952	287,952

Cash, end of period	$2,540,105	$339,883	$2,540,105	68,940

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid	$—	$—	$—	—
Interest paid	$—	$17,280	$25,000	25,000

NON-CASH INVESTING AND FINANCING:
Warrants issued as incentive for notes payable	$389,900	$—	$496,388	106,488
Stock options vested	$467,362	$19,680	$487,042	19,680
Stock and warrants issued for services	$1,589,810	$—	$1,876,925	599,627
Stock and warrants issued for convertible debt	$1,447,798	$—	$1,447,798	—
Stock issued for prepaid rent and rent expense	$97,587	$—	$132,827	35,240
Stock issued for investments	$37,050	$—	$37,050	—
Equipment obtained via capital lease	$—	$4,617	$4,617	4,617

The accompanying condensed notes are an integral part of these financial statements.

F-27

INTEGRATED PHARMACEUTICALS, INC. CONDENSED NOTES TO FINANCIAL STATEMENTS September 30, 2004

NOTE 1 - BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

Integrated Pharmaceuticals, Inc., (hereinafter, “the Company”) is the successor to Advanced Process Technologies, Inc. (hereinafter, “APT”) a corporation formed on March 23, 1998 under the laws of the Commonwealth of Massachusetts. In February 2003, the Company began a new development stage whereby it began the development of technologies for the production of clinically active pharmaceutical compounds, including active small molecules and recombinant DNA technology derived products. The Company was involved in contract research for pharmaceutical companies, through January 2003, when it changed its primary focus to the development of its own technology and manufacturing capacity.

On September 5, 2000, the Company agreed to an exchange of its stock in an acquisition with Bitterroot Mining Company (hereinafter “Bitterroot”). This transaction was accounted for as an acquisition and recapitalization of an operating enterprise by a non-operating public company. The legal entity is that of Bitterroot, while the accounting entity is the operating company, which had been APT. At that time, the Company acquired new non-qualifying shareholders and automatically converted from an “S” corporation to a regular “C” corporation. On November 28, 2000, the Company changed its name to Integrated Pharmaceuticals, Inc. As a result of this transaction, Integrated Pharmaceuticals, Inc. changed it state of domicile to Idaho, and operates as an Idaho corporation.

For the year ended December 31, 2002, the Company’s auditors expressed a going concern qualification in the Company’s audited financial statements. This qualification was removed with the December 31, 2003 financial statements. In the first nine months of 2004, the Company obtained significant additional capital through a private placement of its stock and the issuance of convertible debt. Additionally, the majority of this convertible debt was converted to common stock during the first nine months of 2004. Management plans to use the majority of the proceeds from the financing to implement its business plan. As a result of the proceeds received from stock issuances and the conversion of debt to common stock, management has determined that it can continue as a going concern for at least the next twelve months.

At September 30, 2004 The Company was considered a development stage enterprise. Subsequent to this date, the Company entered a stage wherein it is beginning to produce a product in commercial quantities. The Company is presently pursuing several leads for possible sales of its products. While there are no guarantees that contracts will be obtained, the Company can control its cost of goods sold and other direct costs and correlate them to contract sales. Other than direct costs, which will be directly related and controlled by the Company’s revenues, management estimates that it will need approximately $2,000,000 to operate during the next twelve months.

The foregoing unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10QSB and Regulation S-B as promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

F-28

INTEGRATED PHARMACEUTICALS, INC. CONDENSED NOTES TO FINANCIAL STATEMENTS September 30, 2004

NOTE 2 - LIMITED SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Development Stage Activities
The Company began a new development stage February 1, 2003, when it discontinued outside contract research as its primary focus. It is now primarily engaged in the development of technologies for the production of clinically active pharmaceutical compounds, including active small molecules and recombinant DNA technology derived products.

Inventory
The Company maintains an inventory of materials, work in process and finished goods. The inventory is valued based upon actual cost under the first-in first-out method.

F-29

INTEGRATED PHARMACEUTICALS, INC. CONDENSED NOTES TO FINANCIAL STATEMENTS September 30, 2004

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years. The following is a summary of property, equipment and accumulated depreciation at September 30, 2004 and December 31, 2003:

	2004	2003
Machinery & Equipment	$1,352,174	$186,889
Furniture and fixtures	90,160	32,897
Leasehold improvements	579,750	176,638
	2,022,084	396,424
Less: Accumulated depreciation Less: Leasehold concession	(284,206) —	(146,002 (185,000	) )
Total	$1,737,878	$65,422

Depreciation and amortization expense for the nine months ended September 30, 2004 and 2003 were $145,465 and $16,991 respectively.

NOTE 4 - CONVERTIBLE NOTES PAYABLE

During the nine months ended September 30, 2004, the Company issued additional convertible three-year debt totaling $389,900. As an incentive to the note holders, one share of common stock was issued for each two dollars of debt, plus one warrant for each dollar of debt.

On March 1, 2004, the Company advised the holders of its convertible notes issued after 2002 of the completion of the 2004 private placement of its common stock, and suggested that these noteholders might wish to convert their notes to common stock at $1.25 per share, in order to avoid future increases in their note conversion price. As an inducement, the Company offered to add converting noteholders to the registration rights agreement that the Company entered into with the investors in the 2004 private placement. As of June 30, 2004, all holders of convertible notes issued after 2002, with the exception of those holding $125,000 of debt, converted their debt to common stock. Included in interest expense for the nine months ended September 30, 2004 is approximately $970,000 of previously deferred financing costs related to the original issuance of these convertible notes.

During the nine months ended September 30, 2004, all holders of convertible debt which was issued prior to 2003, converted their debt to common stock and two holders received as an incentive approximately 51,000 warrants (enabling the warrant holder to purchase one share of common stock at $2.50 for each warrant held.) The warrants were valued at approximately $26,000.

F-30

INTEGRATED PHARMACEUTICALS, INC. CONDENSED NOTES TO FINANCIAL STATEMENTS September 30, 2004

NOTE 5 - CAPITAL STOCK

Preferred Stock
The Company is authorized to issue 20,000,000 shares of non-assessable $0.10 par value preferred stock. As of September 30, 2004, the Company has not issued any preferred stock.

Common Stock
The Company is authorized to issue 100,000,000 shares of non-assessable $0.01 par value common stock. Each share of stock is entitled to one vote at the annual shareholders’ meeting.

During the nine months ended September 30, 2004, the Company initiated a 2004 private placement of its common stock at an average of $0.97 per share. With each two shares of common stock issued, one warrant was issued to purchase one share of common stock for $2.50 per share. The Company received approximately $5,700,000 from this private placement.

The Company has a lease for its facility in Fitchburg, Massachusetts whereby the base rent is paid with one share of common stock for each $1.00 of rent. A total of 97,587 shares were issued during the nine-month period ended September 30, 2004 for payment of rent.

On February 27, 2004, the Company issued 25,000 shares of its common stock to an investor in exchange for marketable securities and cash equaling $25,000. These shares are included in the outstanding shares, but have not yet been administratively issued.

NOTE 6 - COMMON STOCK OPTIONS

First Amended and Restated 2002 Stock Plan
During the nine months ended September 30, 2004, the Company issued 573,000 common stock options to employees of the Company. These options have exercise prices of $1.00 to $2.72, vest at variable rates and expire in five to ten years. The Company recorded an expense of approximately $468,000 for vested options. Also during the nine months ended September 30, 2004, one individual left the employ of the Company, and as a result 75,000 options, which had not yet vested, were returned to the available option pool.

F-31

INTEGRATED PHARMACEUTICALS, INC. CONDENSED NOTES TO FINANCIAL STATEMENTS September 30, 2004

The following is a summary of the Company's equity compensation plans:

Plan	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plan approved by security holders (1)	1,188,000	$ 0.81	12,000

Total	1,188,000		12,000

(1)	First Amended and Restated 2002 Stock Plan

Following is a summary of the status of the options during the periods ended September 30, 2004 and December 31, 2003:	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2003	415,000	$0.19
Granted	275,000	0.34
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2003	690,000	0.25
Granted	573,000	1.39
Exercised	—	—
Rescinded	(75,000)	0.90
Options outstanding at September 30, 2004	1,188,000	$0.81
Options exercisable at September 30, 2004	280,500	$0.69
Weighted average fair value of options granted in 2004		$2.82

NOTE 7 - RELATED PARTY TRANSACTIONS

Loans Payable
Periodically, the Company received funds from officers in the form of unsecured loans. The loans which accrued interest at rates ranging from 11% to 13% per annum, were paid in full as of September 30, 2004. At December 31, 2003, these loans had an outstanding balance of $41,123. Interest expense for the nine months ended September 30, 2004 and 2003 was $2,054 and $4,275, respectively.

F-32

INTEGRATED PHARMACEUTICALS, INC. CONDENSED NOTES TO FINANCIAL STATEMENTS September 30, 2004

NOTE 8 - CONCENTRATIONS

Credit Risk for Cash Held at Banks
The Company maintains its cash accounts primarily at a Massachusetts bank. These funds are insured to a maximum of $100,000. At September 30, 2004, approximately $2,439,442 is at risk.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Building Lease in Boston
During 1998, the Company signed a lease for laboratory and office space for two years and two weeks, commencing May 15, 1998. On May 23, 2000, the Company signed an amendment to this lease in which there are automatic six-month extensions to the lease unless either party to the lease gives at least three months’ notice that they do not wish to extend. This lease called for annual base rent in the amount of $47,075. In addition, the lease contains a provision for additional rent comprised of a proportionate share of operating expenses and property tax escalation. The lease called for a security deposit in the amount of $5,900, which is included in deposits in the accompanying financial statements. During the nine months ended September 30, 2004, the Company vacated this facility and it expects that its deposit will be refunded.

Building Lease in Fitchburg
In September 2003, the Company signed a five-year lease agreement for a commercial real estate property in Fitchburg, Massachusetts. The base rent, which for the first year was $10,942 per month, will be paid with one share of common stock for each $1.00 of rent. The Company has the option to purchase this property in September 2006 and is obligated to do so by September 2008. If the Company has not purchased the property by September 2006, then the rent becomes payable 50% in cash and 50% in stock. Under certain conditions, the Company may accelerate its option to purchase the property to September 2005. The purchase price of the property will be approximately $1.1 million plus 10% compounded for each 12-month period from September 2003 through the date of purchase.

Total rental expense, for both facilities, including common area charges, for the nine months ending September 30, 2004 and 2003 was approximately $116,719 and $47,829, respectively.

NOTE 10 - CORRECTION OF AN ERROR

The accompanying financial statements for 2003 have been restated to correct for an error related to the issuance of common stock and reporting of the related prepaid rent. As reported in Note 5, the Company entered into a lease for its facility in Fitchburg, Massachusetts whereby the base rent, of $10,843, is paid with one share of common stock for each $1.00 of rent. As of December 31, 2003 the Company was holding 11 certificates of 10,843 shares each of common stock, a total of 119,273 shares and released one certificate each month to pay the base rent of $10,843 for the Fitchburg facility. The Company had originally reported the shares it was holding as prepaid rent. These financial statements have been restated to correct for this accounting error. The effect on the financial statements as of December 31, 2003 was to decrease prepaid rent and stockholder equity by $119,273. There was no effect to the reported accumulated deficit, net loss or loss per share amounts.

F-33

Part III

Items 1 and 2. INDEX TO AND DESCRIPTION OF EXHIBITS

The following documents are filed as exhibits to this registration statement:

Number	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation of Integrated Pharmaceuticals, Inc.
3.2*	Amended and Restated Bylaws of Integrated Pharmaceuticals, Inc
4.1*	Specimen Certificate for Integrated Pharmaceuticals, Inc. Common Stock, par value $.01 per share
4.2*	Form of Common Stock Purchase Warrant
10.1*	Amended and Restated Patent License Agreement with NEC Partners
10.2*	Lease Agreement with Chantilas Properties, LLC and Advanced Process Technologies, Inc.
10.3*	Assignment and Assumption of Lease
10.4*	Consulting and Warrant Agreements with James Czirr
10.5	2002 Stock Plan
10.6*	Registration Rights Agreement
21*	Subsidiaries of Integrated Pharmaceuticals

* Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEGRATED PHARMACEUTICALS, INC.
Date:	December 2, 2004	By:	/s/ Chinmay Chatterjee
Chinmay Chatterjee, President and CEO

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